

2021 Proxy Statement

About CSX and the Value We Create



3091

Who We Are

CSX, a Class I railroad, is one of the nation's leading transportation suppliers. The Company's rail and intermodal businesses provide rail-based transportation services including traditional rail service and the transport of intermodal containers and trailers.

193 Years in Operation

19,282 Employees

20,000 Route-Mile Network

3,500+ Locomotives

3.2 million Carloads

2.7 million Intermodal Units

1,642 Trains Per Day

Our transportation network serves some of the largest population centers in the nation. Nearly two-thirds of Americans live within CSX's service territory.

Our Strategy

The Guiding Principles of Scheduled Railroading

Scheduled railroading is transforming CSX into a more efficient and reliable railroad. Based on five guiding principles — safety, service, cost control, asset utilization and people — scheduled railroading is both an operating model and a shared commitment to excellence.

- **Operate Safely**
- **Improve Customer Experience**
- **Control Costs**
- **Optimize Asset Utilization**
- **Value And Develop Employees**

CSX Network Map



Syracuse
Buffalo
Selkirk
Detroit
Cleveland
Chicago
Toledo
Willard
Baltimore
Cumberland
Columbus
Avon
Cincinnati
Russell
Richmond
Louisville
Rocky Mount
Nashville
Hamlet
Florence
Atlanta
Charleston
Birmingham
Savannah
Montgomery
Waycross
Jacksonville
New Orleans
Tampa
Major Terminal
CSX Rail Service
CSX Operating Agreement



Letter to Shareholders



> CSX believes that providing Internet access to our proxy materials increases the ability of our shareholders to review important information about the Company, while reducing the environmental impact of our Annual Meeting.

March 24, 2021

Dear Shareholder

Given the ongoing impacts of the COVID-19 pandemic, you will not be surprised to learn that again this year, the CSX Annual Meeting of Shareholders ("Annual Meeting") will be conducted in a virtual format. Our collective familiarity with virtual meeting technology and its ability to support increased participation is one of the few positive aspects of this unusual time. Like CSX's business itself, we all continue to demonstrate resilience in the face of challenges arising from disruption.

Therefore, it is with confidence in the future and in anticipation of a well-attended event that I am pleased on behalf of the Board of Directors of CSX Corporation to cordially invite you to attend the Company's 2021 Annual Meeting on Friday, May 7, beginning at 10:00 a.m. (EST). The meeting will take place at www.virtualshareholdermeeting.com/CSX2021. To participate, enter the 16-digit control number provided on your proxy card or on your Notice of Availability of Proxy Materials.

Prior to the meeting, I encourage you to review the 2020 CSX Annual Report to Shareholders, which includes CSX's audited financial statements and additional information about our Company's business.

In compliance with the Securities and Exchange Commission's "notice and access" rules, we are again providing electronic access to our proxy materials. We believe that in addition to aligning with our commitment to both transparency and sustainability, electronic distribution offers shareholders the most effective and efficient method for reviewing important information about CSX while also reducing the environmental impact of our Annual Meeting. Additional details about accessing information and the conduct of the Annual Meeting can be found in the Questions and Answers section of the Proxy Statement and in the Annual Meeting of Shareholders section of our Investor Relations website.

Because every vote is important, I encourage you to promptly submit your proxy to ensure your shares are represented and voted whether or not you plan to attend the 2021 Annual Meeting. You can do so via the Internet, by phone or by completing, signing, dating and returning the enclosed proxy card in the envelope provided. If you submit your proxy in advance, you can still vote your shares online during the annual meeting should you choose to attend virtually. Please review the instructions for each of your voting options described in this Proxy Statement as well as in the Notice of Internet Availability you received in the mail or via email.

Along with the CSX Board of Directors and our leadership team, I look forward to your participation in the Annual Meeting.

Sincerely,

James M. Foote

James M. Foote
President and Chief Executive Officer


CSX
8833

Notice of 2021 Virtual Annual Meeting of Shareholders

To Our Shareholders

The Annual Meeting of Shareholders (the "Annual Meeting") of CSX Corporation (together with its subsidiaries, "CSX" or the "Company") will be held at 10:00 a.m. (EDT) on Friday, May 7, 2021. If you plan to participate in the Annual Meeting, please see the instructions in the Question and Answer section of the Proxy Statement. Shareholders will be able to listen, vote electronically and submit questions during the Annual Meeting online. There will be no physical location for shareholders to attend. Shareholders may only participate online at *www.virtualshareholdermeeting.com/CSX2021.*

Items of Business

1

To elect the 11 director nominees named in the attached Proxy Statement to the Company's Board of Directors

2

To ratify the appointment of Ernst & Young LLP as the Independent Registered Public Accounting Firm for 2021

3

To vote on an advisory (non-binding) resolution to approve the compensation for the Company's named executive officers

The persons named as proxies will use their discretion to vote on other matters that may properly come before the Annual Meeting.

The above matters are described in the attached Proxy Statement. You are urged, after reading the attached Proxy Statement, to vote your shares by proxy using one of the following methods: (i) vote via the Internet or by telephone; or (ii) if you requested printed proxy materials, complete, sign, date and return your proxy card or voting instruction form if you hold your shares through a broker, bank or other nominee in the postage-paid envelope provided. This proxy is being solicited on behalf of the Company's Board of Directors.

Only shareholders of record at the close of business on March 8, 2021, which is the record date for the Annual Meeting, are entitled to vote. The Notice of Internet Availability of Proxy Materials (the "Notice"), the Proxy Statement and the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the "2020 Annual Report") are being mailed or made available to those shareholders on or about March 24, 2021.

By Order of the Board of Directors,

Nathan D. Goldman

Nathan D. Goldman
Executive Vice President-Chief Legal Officer and Corporate Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 7, 2021

The Company's Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2020, are available, free of charge, at *www.proxyvote.com.*

Table of Contents



CSX

Advancing ESG through Transformation

The goal of CSX's operating model is to improve transit times and enhance reliability, resulting in more consistent freight flows, a more sustainable use of resources across the CSX network, a superior service product for our customers, and a safe and rewarding work environment for CSX employees.

Our operational transformation enabled us to drive improvements across the business, including our ESG performance. Most significantly, we have been able to:



- Improve safety performance across the network through enhanced safety training, processes, and technology
- Achieve faster transit times, greater schedule reliability, increased transparency of network performance, and more consistent freight flows, resulting in a superior service for customers
- Reduce fuel usage and emissions by converting more road miles to rail miles and realizing higher utilization of assets across the network – reducing CSX's carbon footprint as well as our customers' footprints





ESG Performance Highlights: Progress from 2017-2020[1]



↓ **34%** Reduction of FRA personal injury rate	↓ **5%** Reduction of FRA train accident rate
↓ **17%** Less terminal car dwell time	**1.0 gallon/kGTM** First U.S. Class I railroad to cross this fuel efficiency threshold
↑ **10.1%** Improved fuel efficiency	↓ **8.2%** Less GHG emissions from 2017-2019









(1) 2020 data to be released later this year.

What's Ahead

The next phase of CSX's transformation focuses on capturing the full value of the improved service by generating profitable and sustainable growth. Increased fluidity and efficiencies across the network allow us to provide a level of service, transparency, efficiency, and reliability that was not previously possible. With continued investments in rail assets, accident prevention, environmental awareness, fuel efficiency, and more, we continue to look for opportunities to better serve our customers and employees and to make rail the sustainable transportation mode of choice.

Awards and Accomplishments

CSX is proud to have received several high-profile awards, rankings, and other honors over the last year, including the following:











Dow Jones Sustainability Indexes
For 10th Consecutive Year

CDP DISCLOSURE INSIGHT ACTION A LIST 2020 CLIMATE

CDP SUPPLIER ENGAGEMENT LEADER 2020

HALO AWARDS 2020

DEI DISABILITY™ EQUALITY INDEX Best Place To Work For Disability Inclusion

ESG Highlights

Our leadership in the freight rail industry and our aspiration to be the best-run railroad in North America rely on our ability to conduct business in a sustainable way. A strong commitment to environmental stewardship, social responsibility and a solid governance framework are critical to our mission. CSX actively works to innovate its approach and drive efficiencies, while setting challenging goals and pursuing opportunities for continued improvement as part of our commitment to sustainable business practices.

In early 2020, the Company engaged with internal and external stakeholders to evaluate its Environmental, Social and Governance ("ESG") priorities. Our process included reviewing multiple ESG reporting frameworks and guidelines, such as the United Nations' Sustainable Development Goals, Global Reporting Initiative, Sustainability Accounting Standards Board and the Task Force on Climate-related Financial Disclosures. We also benchmarked peer companies and conducted a media analysis to identify 26 potentially material topics. We then evaluated topics through surveys of 693 internal and external stakeholders, including employees, union members, customers, suppliers, investors, nonprofit organizations, and others. This exercise led to a prioritization of the issues most material to our business and stakeholders, which were published in the CSX 2019 ESG Report.

Environmental

As the most fuel-efficient mode of freight transportation on land, railroads are uniquely positioned to contribute to a more-sustainable society. CSX's success in moving more freight with less asset intensity and reducing fuel consumption has created a reliable service product that is allowing customers to move freight from the highway to rail and reduce their overall carbon footprint.

Since the implementation of the scheduled railroading model in 2017, CSX has reduced its locomotive fleet by over 35%, improved utilization of trip optimization technology, and increased the use of distributed power – which have helped the Company reach record fuel efficiency. Looking towards the future, the Company is aggressively setting new environmental goals to guide our strategy through 2030, building on our success in moving more freight with less asset intensity and reducing fuel consumption.

Additional details on our environmental management approach, including our Environmental Policy, can be found in our 2019 ESG Report.

Energy and Fuel Efficiency

In 2019, we partnered with the Science Based Targets initiative ("SBTi"), an organization dedicated to supporting commitments that are consistent with the goal of the Paris Agreement to limit global warming to well-below 2°C above pre-industrial levels.

Through this partnership, **CSX has made an ambitious new commitment to reduce GHG emissions intensity by 37.3% by 2030, using 2014 as our baseline**.

CSX is the first railroad in the U.S. to receive validation aligned with SBTi.

16%
Improvement in fuel efficiency since 2014

508 miles
Distance CSX moves one ton of freight on a single gallon of fuel

Social

Our business is fueled by the dedication of our employees and our shared commitment to be the best-run railroad in North America. We believe in service, not only to our customers, but service to each other and service to our communities.

People

Workforce Diversity and Racial Equity

While 2020 provided more than its share of challenges, it shined a bright light on the extensive work that remains with respect to diversity and social justice in the United States. That said, we are extremely proud of the strides that CSX has made toward building a diverse organization that celebrates different backgrounds and experiences. We maintain our focus on working collaboratively with our employees, communities and partners to create a diverse and inclusive workplace.

In addition to our broader diversity efforts, which includes a focus on disability, women in field positions, STEM and being a military friendly organization, the Company developed a racial equity and social justice action plan focused on awareness, education and communication of diverse employee perspectives; taking action to eliminate potential or perceived inequities; providing employee development opportunities; voter education and engaging in social justice partnerships and activities across our communities.

As we work to increase the diversity of our workforce, CSX has built partnerships with organizations such as the Congressional Black Caucus, City Year, CSX Pride in Service organizations, National African-American Women's Leadership Institute, SOAR (a leadership development program for women and minorities), Disability: In, the Wounded Warrior Project, and Generation W. Through our partnerships, we create stronger inclusion, provide opportunities and resources for our workforce, and enhance our access to exceptional talent.



19,282
workers strong
Workforce diversity* (*calculated as the percentage of males of color and all females)
19% of overall workforce
36% of management
16% of union

Management new hires
36% diverse
22% female

Management Promotions
30% diverse
19% female

Union new hires
27% diverse
2% female

Three generations of our workforce
■ 67% Gen X
■ 23% Gen Y
■ 7% Boomers

15,728 union employees
3,112 management employees
442 subsidiary employees

Overall retention rate
89%

Average age and years of service
46 average age
15.2 years of service

Veteran and active duty military status
3,072 veterans, active duty military, and first responders
16% of the workforce

Talent Strategy

At CSX, we recognize the unique contributions that each person brings to the Company and know that our people are the foundation of our success. Key to that foundation is building and maintaining a strong talent strategy. We are committed to building a culture that empowers employees to deliver value and reach their full potential. To attain our vision to be the best-run railroad in North America, we want every employee to be engaged and inspired as a valued contributor to our collective success. Our talent strategy focuses on four pillars:

CSX TALENT STRATEGY



Right Role, Right Number
Every position adds value

Diverse Experiences & Skills
Every person adds value

Motivated to Succeed
Diversity, inclusion and engagement

Well-compensated
Competitive pay and benefits

Safety

Every employee at CSX is part of the Safety team. We foster a culture of learning and take a network approach to safety, with a goal of together identifying best practices to eliminate risk and sharing those practices across our network. We take a preventive approach, working to proactively reduce risk to our employees or anyone in the vicinity of our rail network. We uphold our safety culture through effective management systems, ongoing training, robust hazard management and emergency preparedness and response mechanisms, and continuous collaboration and communication with employees, customers, suppliers, communities, and industry peers.

To better serve the communities in which we operate, CSX has a multi-year partnership with Operation Lifesaver, an education and awareness organization committed to ending collisions, fatalities and injuries at highway-rail grade crossings and along railroads rights-of-way. In addition to our work with Operation Lifesaver, CSX actively participates in Rail Safety Week, during which CSX conducts awareness activities, including traffic and trespassing enforcement blitzes, school and community presentations, and truck driver outreach.

Communities

In 2020, CSX contributed more than $8.6 million and nearly 6,000 volunteer hours to communities across our 23-state network.

Pride in Service

215,000+
Service men, women and family members reached through or Pride in Service initiative

82
Service Events partnering with the following organizations

    

Governance

Good governance practices begin with strong leaders who understand the opportunities and challenges across the business and help make decisions that support the Company's long-term growth and success. In consultation with the Board of Directors, CSX has developed systems, policies and procedures to ensure the Company maintains effective audit, compliance and risk management programs.

Business Ethics

2020 Ethics Data Highlights

 Management Employees Trained
100%

 Union Employees Trained
63%

Risk Management and Business Disruption Prevention

$1.63B in capital expenditures to maintain and improve our existing infrastructure.

Cyber and Information Security Management

In 2019, Suzanne M. Vautrinot, a retired U.S. Airforce major general, joined our Board. Ms. Vautrinot, who led the USAF's Cyber Command and is currently the president of a cybersecurity strategy and technology consulting firm, provides invaluable expertise and guidance in cyber and information security management.

Human Rights

In 2020, CSX adopted a formal **Human Rights Policy.**

In January 2020, CSX joined a **U.S. Department of Transportation initiative** to fight human trafficking through increased education and public awareness.

Responsible Sourcing

4,800 suppliers, both domestic and international, create a network of partners that contribute to CSX's responsible value chain.

To learn more about our commitment to Environment, Social and Governance (ESG) or to view our 2019 ESG Report, visit our ESG site at https://investors.csx.com/esg.

Proxy Voting Summary



This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. For more complete information regarding the Company's 2020 performance, please review the 2020 Annual Report.

Item
1

Election of Directors

The Board unanimously recommends a vote **FOR** the election of the following Director nominees.

BOARD NOMINEES

Name	Director Since	Committee Memberships: Audit	Compensation and Talent Management	Executive	Finance	Governance and Sustainability	Other Public Company Boards
Donna M. Alvarado Independent	2006	Member	Member				CoreCivic, Inc. Park National Corporation
Thomas P. Bostick Independent	2020				Member	Member	Perma-Fix Environmental Services, Inc.
James M. Foote	2017			Chair			
Steven T. Halverson Independent	2006	Member	Chair	Member			
Paul C. Hilal Independent	2017			Member	Member	Member	Aramark
David M. Moffett Independent	2015	Chair		Member	Member		PayPal Holdings, Inc. Genworth Financial, Inc.
Linda H. Riefler Independent	2017		Member	Member		Chair	MSCI, Inc.
Suzanne M. Vautrinot Independent	2019	Member				Member	Wells Fargo & Co. Ecolab, Inc. Parsons Corporation
James L. Wainscott Independent	2020		Member		Member		Parker-Hannifin Corp.
J. Steven Whisler Independent	2011	Member		Member	Chair		Brunswick Corporation International Paper Co.
John J. Zillmer Independent (Chairman of the Board)	2017		Member	Member		Member	Ecolab, Inc. Aramark Corporation





Audit · Compensation and Talent Management · Executive · Finance · Governance and Sustainability · ■ Chair · ■ Member









Item 2	Ratification of Independent Registered Public Accounting Firm	✓ The Board unanimously recommends that the shareholders vote **FOR** this proposal.

Item 3	Advisory (Non-Binding) Vote to Approve the Compensation of CSX's Named Executive Officers	✓ The Board unanimously recommends that the shareholders vote **FOR** this proposal.

Elements of the Company's 2020 Executive Compensation Programs

As an organization focused on pay-for-performance, CSX provides competitive total compensation opportunities in line with similar Comparator Group companies. The Compensation and Talent Management Committee reviews the performance and accomplishments of each executive to ensure incentive compensation payouts are consistent with the Company's overall executive compensation program objectives.

Pay Element	Form	Performance	Objective
Salary	Cash	Based on assessment of scope of responsibilities, individual performance, experience and long-term shareholder value creation	Recruit, engage and retain talented, high-performing leaders
Short-Term Incentives	Cash	The Company's performance measures for the 2020 annual incentive awards were: ■ Operating Income ■ Operating Ratio ■ Safety Individual performance is also considered for determining the final payout for the executive	Motivate and reward executives and eligible employees for driving performance within a one-year period
Long-Term Incentives	■ Performance Units ■ Non-qualified Stock Options	The performance measures for the performance units granted as part of the 2020-2022 long-term incentive plan are: ■ Operating Income ■ Free Cash Flow Formulaic linear Relative Total Shareholder Return modifier of +/- 25% with 250% maximum	Motivate and reward executives to drive strategic initiatives that create shareholder value over a three-year period

Alignment with Leading Governance Practices

The Committee has established executive compensation programs that incorporate leading governance principles. Highlighted below are executive compensation practices that drive performance and support strong corporate governance.

CSX Executive Compensation Practices Include:

✔ Significant percentage of executive compensation that is performance-based

✔ Performance measures that are highly correlated to shareholder value creation

✔ Engagement of an independent compensation consultant to review compensation programs and provide an annual risk assessment

✔ Significant share ownership requirements for Vice President-level executives and above and non-employee directors

✔ Change of control agreements require a double-trigger (i.e., change of control plus termination) for severance purposes

✔ Clawback policy applicable to all incentive compensation plans

✔ Inclusion of multiple financial measures in short and long-term incentive compensation plans

✔ Use of payout caps on short and long-term incentives

CSX Executive Compensation Practices Do NOT Include / Allow:

✘ Re-pricing of underwater options without shareholder approval

✘ Excise tax gross ups

✘ Recycling of shares withheld for taxes

✘ Hedging or pledging of CSX common stock

Business Highlights for 2020

In 2020, CSX delivered a Company-record operating ratio of 58.8%. In addition, CSX returned approximately $1.7 billion to shareholders in the form of dividends and share repurchases. For more detail on CSX's performance in 2020, please see the 2020 Annual Report.

Stock Performance Graph

The cumulative five-year shareholder returns on $100 invested at December 31, 2015, assuming reinvestment of dividends, are illustrated on the accompanying graph. The Company references the Standard & Poor's 500 Stock Index ("S&P 500"), which is a registered trademark of The McGraw-Hill Companies, Inc., and the Dow Jones U.S. Transportation Average Index ("DJT"), which provide comparisons to a broad-based market index and other companies in the transportation industry.

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN





ITEM 1: Election of Directors

Criteria for Board Membership

Overview

Eleven directors are to be elected to hold office until the 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting") and their successors are elected and qualified. Each of the nominees, other than Thomas P. Bostick and James L. Wainscott, was elected to the Board at the Company's 2020 Annual Meeting of Shareholders. Nominees for Board membership are expected to be prominent individuals who demonstrate leadership and possess outstanding integrity, values and judgment. Directors and nominees must be willing to devote the substantial time required to carry out the duties and responsibilities of directors. In addition, each Board member is expected to represent the broad interests of the Company and its shareholders as a group, and not any particular constituency.

Diversity

CSX strives to cultivate an environment that embraces teamwork and capitalizes on the value of diversity. Although the Board does not have a formal written diversity policy, the Governance and Sustainability Committee has a long-standing commitment to diversity and is guided by the Company's diversity philosophy when considering director nominees. The Committee recognizes the importance of maintaining a Board with a broad scope of backgrounds and expertise that will expand the views and experiences available to the Board in its deliberations. Many factors are taken into account when evaluating director nominees, including their ability to assess and evaluate the Company's strategies in the face of changing economic and regulatory environments that may impact customer and shareholder expectations. In addition, the Committee feels that candidates representing varied age, gender, and cultural and ethnic backgrounds add to the overall diversity and viewpoints of the Board. The Governance and Sustainability Committee and the full Board believe that the director nominees listed below embody the breadth of backgrounds and experience necessary for a balanced and effective Board.

Board Information and Diversity Highlights

The Governance and Sustainability Committee and the full Board believe that the director nominees listed below embody the breadth of backgrounds and experience necessary for a balanced and effective Board.

Gender Diversity

27% Women Directors

 Women

Men

Board Size and Independence

10/11 directors are independent

 Independent

Not Independent

Meeting Attendance

82%

- Overall attendance at Board and Committee meetings
- There were NINE Board meetings in 2020

Director Age

64.2 years

 <60 years

60 – 65 years

66 – 69 years

70 – 74 years

Director Tenure

5.8 years

 0 – 4 years

5 – 9 years

10 – 14 years

Ethnic Diversity

18.2%



Key Skills and Experience

In determining the qualifications of a director nominee, the Board and the Governance and Sustainability Committee consider the following to be key skills and areas of experience:

Board's Skills and Experience as a Group

Business Operations	Business operations experience gives directors a practical understanding of developing, implementing and assessing the Company's operating plan and business strategy.	9/11
Corporate Governance	Corporate governance experience supports Board and management accountability, transparency and protection of shareholder interests.	8/11
Finance/Capital Allocation	Financial and capital allocation experience is important in evaluating the Company's capital structure.	9/11
Financial Expertise/Literacy	Financial expertise and literacy is important because it assists directors with their oversight of financial reporting and internal controls.	9/11
Government/Public Policy	Government and public policy experience is important in understanding the regulatory environment in which the Company operates.	6/11
Risk Management	Risk management experience is critical to the Board's risk oversight role.	9/11
Marketing/Sales	Marketing and sales experience is important to understanding the Company's business strategies in developing new markets.	7/11
Talent Management	Talent management experience is valuable in helping the Company attract, motivate and retain high performing employees, including succession planning efforts.	10/11
Transportation Industry	Transportation industry experience is important to understanding the dynamics within the freight transportation sector.	3/11

The chart above highlights the Board's skills and experience as a group. The biography of each director also includes certain of their specific areas of expertise that resulted in the Board's determination that each nominee is uniquely qualified to serve on the Board.

Board Nominees

The Governance and Sustainability Committee has recommended to the Board, and the Board has approved, the persons named below as director nominees. The Board believes that each of the director nominees adds to the overall diversity of the Board. The director nominees bring a wide range of experience and expertise in management, railroad operations, financial markets, human capital and risk management. As of the date of this Proxy Statement, the Board has no reason to believe that any of the nominees named will be unable or unwilling to serve. If any of the nominees named is not available to serve as a director at the time of the Annual Meeting (an event which the Board does not now anticipate), the proxies will be voted for the election of such other person or persons as the Board may designate, unless the Board, in its discretion, reduces the size of the Board.

There are no family relationships among any of these nominees or among any of the nominees and any executive officer of the Company.

Information regarding each director nominee follows. Each nominee has consented to being named in this Proxy Statement and to serve if elected.

 The Board unanimously recommends a vote **FOR** the election of the following nominees.



Age 72

Director since 2006

CSX Committees
Audit/Compensation and Talent Management

Other Public Directorships

- CoreCivic, Inc.
- Park National Corporation

Donna M. Alvarado
INDEPENDENT DIRECTOR NOMINEE

Biographical Information

Donna M. Alvarado is the founder and current President of Aguila International, a business-consulting firm. Previously, Ms. Alvarado served as President and Chief Executive Officer of Quest International, a global educational publishing company, from 1989 to 1993. She has served on corporate boards in the manufacturing, banking, transportation and services industries. She has also led state and national workforce policy boards.

Ms. Alvarado previously served as Chairwoman of the Ohio Board of Regents. Following executive and legislative staff appointments at the U.S. Department of Defense and in the U.S. Congress, Ms. Alvarado was appointed by President Ronald Reagan to lead the federal agency ACTION, the nation's premier agency for civic engagement and volunteerism, a position which she held from 1985 to 1989.

Skills and Qualifications

As a result of her experience in the public and private sector, Ms. Alvarado brings to the Board significant workforce planning expertise, which is complemented by her experience with the Ohio Board of Regents.



Age 64

Director since 2020

CSX Committees
Finance/Governance and
Sustainability

Other Public Directorships

- Perma-Fix
  Environmental Services,
  Inc.

Thomas P. Bostick
INDEPENDENT DIRECTOR NOMINEE

Biographical Information

Mr. Thomas P. Bostick is a retired U.S. Army Lieutenant General and former Chief Operating Officer at Intrexon, a biological engineering company. As Chief of Engineers and Commanding General of the U.S. Army Corps of Engineers, he was responsible for most of the nation's civil works infrastructure and military construction, leading the world's largest public engineering organization. Among his previous commands, Mr. Bostick was the Army's Director of Human Resources and led the U.S. Army Recruiting Command. He was deployed during Operation Iraqi Freedom as second in command of the 1st Cavalry Division and later commanded the Army Corps of Engineers Gulf Region Division.

Mr. Bostick joined Intrexon after retiring from the Army in 2016. He led a restructuring of the company in 2019 that resulted in Intrexon being renamed Precigen at the start of 2020.

Skills and Qualifications

Mr. Bostick has extensive leadership experience, engineering expertise and knowledge in the fields of sustainability and human resources.



Age 67

Director since 2017

CSX Committees
Executive (Chair)

Other Public Directorships

- None

James M. Foote
MANAGEMENT DIRECTOR NOMINEE / PRESIDENT AND CHIEF EXECUTIVE OFFICER

Biographical Information

James M. Foote, a senior executive with over 40 years of railroad industry experience in finance, operations and sales and marketing, was named President and Chief Executive Officer and a director of CSX in December 2017. Mr. Foote joined CSX as Executive Vice President and Chief Operating Officer in October 2017. Prior to joining CSX, Mr. Foote was President and Chief Executive Officer of Bright Rail Energy, a technology company formed in 2012 to design, develop and sell products that allow railroads to switch locomotives to natural gas power. Before heading Bright Rail, Mr. Foote was Executive Vice President, Sales and Marketing with Canadian National Railway Company. Mr. Foote joined Canadian National in 1995 as Vice President – Investor Relations to assist with the company's privatization. He also served as Vice President Sales and Marketing – Merchandise at Canadian National.

Skills and Qualifications

Mr. Foote has expertise in railroad operations, including the scheduled railroading operating model, and sales and marketing. He also provides the Board with significant knowledge and understanding of the Company and its business.



Age 66

Director since 2006

CSX Committees
Audit/Compensation and Talent Management (Chair)/ Executive

Other Public Directorships

- None

Steven T. Halverson
INDEPENDENT DIRECTOR NOMINEE

Biographical Information

Steven T. Halverson is the former Chairman and former Chief Executive Officer of The Haskell Company, one of the largest design and construction firms in the United States. Prior to joining The Haskell Company in 1999, Mr. Halverson served as a Senior Vice President of M.A. Mortenson, a national construction firm. Mr. Halverson also serves as a director for GuideWell Mutual Insurance Holdings, Blue Cross Blue Shield of Florida, and is past chair of the Florida Council of 100, the Florida Chamber of Commerce, the Construction Industry Roundtable and the Jacksonville Civic Council. From 2008 until its sale to McKesson Corporation in 2013, Mr. Halverson served on the board of directors of PSS World Medical.

Skills and Qualifications

Mr. Halverson's expertise in the construction industry allows him to provide unique insight and perspective on the U.S. economy and certain CSX markets. In addition, through his roles with key organizations in Florida, Mr. Halverson provides broad leadership capabilities to the Board.



Age 54

Director since 2017

CSX Committees
Executive/Finance/ Governance and Sustainability

Other Public Directorships

- Aramark

Paul C. Hilal
INDEPENDENT DIRECTOR NOMINEE / VICE CHAIRMAN OF THE BOARD

Biographical Information

Paul C. Hilal founded and controls Mangle Ridge LP and each of its related entities ("Mantle Ridge").

Prior to founding Mantle Ridge, Mr. Hilal was a partner and senior investment professional at Pershing Square Capital Management where he worked from 2006 to 2016. From 2012 to 2016, Mr. Hilal served as a director of Canadian Pacific Railway Limited where he was chair of the Management Resources and Compensation Committee and a member of the Finance Committee. Mr. Hilal currently serves on the Board of Overseers of Columbia Business School and served until 2016 on the Board of the Grameen Foundation – an umbrella organization that helps micro-lending and micro-franchise institutions empower the world's poorest through financial inclusion and entrepreneurship.

Skills and Qualifications

Mr. Hilal draws on his experience as a value investor, as a capital allocator, and as an engaged director driving shareholder value. Additionally, through his railroad industry experience and perspective, Mr. Hilal provides the Board valuable insight regarding the financial aspects of CSX's business.



Age 69

Director since 2015

CSX Committees
Audit (Chair)/Executive/
Finance

Other Public Directorships

- PayPal Holdings, Inc.
- Genworth Financial, Inc.

David M. Moffett
INDEPENDENT DIRECTOR NOMINEE

Biographical Information

David M. Moffett served as the Chief Executive Officer and a director of the Federal Home Loan Mortgage Corporation from September 2008 until his retirement in March 2009. He previously served as a Senior Advisor with the Carlyle Group LLC from May 2007 to September 2008, and as the Vice Chairman and Chief Financial Officer of U.S. Bancorp from 2001 to 2007, after its merger with Firstar Corporation where he served as Vice Chairman and Chief Financial Officer from 1998 to 2001. Mr. Moffett also served as Chief Financial Officer of StarBanc Corporation, a predecessor to Firstar Corporation, from 1993 to 1998.

Mr. Moffett serves as a trustee on the boards of Columbia Fund Series Trust I and Columbia Funds Variable Insurance Trust, overseeing approximately 52 funds within the Columbia Funds mutual fund complex. In addition, he serves as a trustee for the University of Oklahoma Foundation. Mr. Moffett also has served as a consultant to Bridgewater and Associates.

From 2007 to 2015, Mr. Moffett served on the board of directors of eBay, Inc. From 2010 to 2016, Mr. Moffett served on the board of directors of CIT Group Inc.

Skills and Qualifications

With his many years of experience as a chief executive officer or chief financial officer of public financial services companies, Mr. Moffett is able to provide valuable insight to the Board concerning financial matters. He is also able to leverage his significant public policy experience.



Age 60

Director since 2017

CSX Committees
Compensation and
Talent Management/
Executive/Governance and
Sustainability (Chair)

Other Public Directorships

- MSCI, Inc.

Linda H. Riefler
INDEPENDENT DIRECTOR NOMINEE

Biographical Information

Linda H. Riefler served as the Chairman of Global Research at Morgan Stanley from 2011 to 2013 and prior to that as Global Head of Research since 2008. From 2006 to 2008 she served as the Chief Talent Officer of Morgan Stanley, in which role she served on both the Management Committee and the Operating Committee of Morgan Stanley. Ms. Riefler joined Morgan Stanley in 1987 in the Capital Markets division and was elected a managing director in 1998.

In addition to serving on the CSX board of directors, Ms. Rielfer currently serves on the board of MSCI, Inc., a global provider of indices and decision report tools, services to global portfolio managers and asset owners across the equity, fixed income, and alternative asset universes. MSCI is also a leader in ESG research. She also serves on the board of North American Partners in Anesthesia, a private equity-owned national health care company. Ms. Riefler also serves as the chair of an educational nonprofit called Pencils of Promise that is committed to literacy in global rural underserved communities. Previously, Ms. Riefler has served on the boards of Stanford Graduate School of Business and Choate Rosemary Hall.

Skills and Qualifications

Ms. Riefler draws on her experience at Morgan Stanley to provide the Board perspective on growth strategies, risk management, debt and equity financings, and capital market allocations.



Age 61

Director since 2019

CSX Committees
Audit/Governance and
Sustainability

Other Public Directorships

- Ecolab, Inc.
- Parsons Corporation
- Wells Fargo & Co.

Suzanne M. Vautrinot
INDEPENDENT DIRECTOR NOMINEE

Biographical Information

Suzanne M. Vautrinot is the Founder and President of Kilovolt Consulting, Inc., a cyber security strategy and technology consulting firm.

In 2013, Ms. Vautrinot retired from the United States Air Force ("USAF") as a Major General following a distinguished 31-year career where she influenced the development and application of critical cyber security and space technology. From 2011 to 2013, Ms. Vautrinot served as Commander of the USAF's Cyber Command where she oversaw a multibillion-dollar cyber enterprise and led a workforce of 14,000 personnel conducting offensive and defensive cyber operations worldwide. She served as the Deputy Commander for Joint Forces Component Command Network Warfare and was instrumental in creating, operating and protecting U.S. Cyber Command and the global network architecture. During her career in the USAF, Ms. Vautrinot also served as Director of Plans and Policy, U. S. Cyber Command and Deputy Commander, Network Warfare, U.S. Strategic Command, as well as Commander - Air Force Recruiting Service.

Ms. Vautrinot was formerly a director of Norton Life Lock Inc. (formerly Symantec Corporation) from 2013 to 2019.

Skills and Qualifications

Ms. Vautrinot provides the Board with expertise in cyber security, risk management, corporate governance and talent management.



Age 63

Director since 2020

CSX Committees
Compensation and Talent
Management/Finance

Other Public Directorships

- Parker-Hannifin Corp.

James L. Wainscott
INDEPENDENT DIRECTOR NOMINEE

Biographical Information

James L. Wainscott is the former Chairman, President and Chief Executive Officer of AK Steel Holding Corporation, a leading steel production and manufacturing company. He joined AK Steel in 1995 as Vice President and Treasurer and was appointed Chief Financial Officer two years later. In 2003, he was named President, CEO and a member of the board of directors and then Chairman of the Board in 2006. Mr. Wainscott retired as President and CEO of AK Steel in 2015, and as Chairman in 2016. Prior to his time at AK Steel, Mr. Wainscott held a number of leadership positions with National Steel Corporation. Mr. Wainscott also serves as vice chair of the Council of Chief Executives, a group primarily consisting of retired Fortune 500 Company CEOs.

Skills and Qualifications

Mr. Wainscott brings a deep knowledge of key industrial markets and proven leadership to the Company's board of directors.



Age 66

Director since 2011

CSX Committees
Audit/Finance (Chair)

Other Public Directorships

- Brunswick Corporation
- International Paper Co.

J. Steven Whisler
INDEPENDENT DIRECTOR NOMINEE

Biographical Information

J. Steven Whisler is the retired Chairman and Chief Executive Officer of Phelps Dodge Corporation, a mining and manufacturing company, where he served in many roles from 1981 until his retirement in 2007. During his tenure at Phelps Dodge Corporation, Mr. Whisler was instrumental in the implementation of its "Zero and Beyond" safety program designed to eliminate workplace injuries and its "Quest for Zero" process-improvement program designed to, among other things, eliminate environmental waste while enhancing product quality.

Mr. Whisler also served as director of US Airways Group, Inc. from 2005 until 2011, and Burlington Northern Santa Fe from 1995 until its acquisition by Berkshire Hathaway in 2010.

Skills and Qualifications

Through his prior tenure on the Burlington Northern Santa Fe board of directors and as a former executive in the mining industry, Mr. Whisler brings to the Board invaluable safety program experience, railroad knowledge and familiarity with certain key markets.



Age 65

Director since 2017

CSX Committees
Compensation and Talent Management/
Executive/Governance and Sustainability

Other Public Directorships

- Ecolab, Inc.
- Aramark

John J. Zillmer
INDEPENDENT DIRECTOR NOMINEE / CHAIRMAN OF THE BOARD

Biographical Information

John J. Zillmer is the President and Chief Executive Officer of Aramark, a food service, facilities, and uniform services provider. Prior to joining Aramark, Mr. Zillmer served as the Executive Chairman, President and Chief Executive Officer of Univar Inc., a global chemical distributor and Fortune 500 company, where he also served as a director from 2009 to 2012. Prior to joining Univar, Mr. Zillmer served as Chairman and Chief Executive Officer of Allied Waste Industries, Inc. from 2005 to 2008, leading an operational transformation that has become an industry benchmark. He has also served as a director of Liberty Capital Partners, a private equity and venture capital firm specializing in startups, early stage, growth equity, buyouts and acquisitions. Mr. Zillmer also serves on the North American advisory board of CVC Capital Partners. He previously served on the board of Reynolds American, Inc. from 2007 until its acquisition by British American Tobacco in 2017, Veritiv Corporation from 2014 to 2020, and Performance Food Group Company from 2015 to 2019.

Skills and Qualifications

Mr. Zillmer provides the Board valuable insight on business optimization and improvement, in addition to labor relations, environmental safety, logistics, corporate governance and talent management.

Director Independence

The Board annually evaluates the independence of each of its directors and, acting through its Governance and Sustainability Committee, the performance of each of its directors. In evaluating the independence of each of its directors, the Board considers the NASDAQ Global Select Market ("NASDAQ") listing standards and reviews transactions or relationships, if any, between each director, director nominee or his or her immediate family and the Company or its subsidiaries. The purpose of this review is to determine whether any such relationships or transactions would interfere with the exercise of independent judgment by the director or director nominee in carrying out his or her responsibilities as a director, and thus, be inconsistent with a determination that the director or director nominee is independent. The Board also considers the independence of its committee members under applicable securities laws.

In February 2021, after considering NASDAQ listing standards, the Board, upon recommendation from the Governance and Sustainability Committee, determined that the following director nominees are independent under the NASDAQ listing standards: Donna M. Alvarado, Thomas P. Bostick, Steven T. Halverson, Paul C. Hilal, David M. Moffett, Linda H. Riefler, Suzanne M. Vautrinot, James L. Wainscott, J. Steven Whisler and John J. Zillmer.

Principles of Corporate Governance

The Board is committed to corporate governance principles and practices that facilitate the fulfillment of its fiduciary duties to the Company and its shareholders. The Board has adopted Corporate Governance Guidelines that reflect the high standards that employees, investors, customers, suppliers and others should expect. Key corporate governance principles observed by the Board and the Company include:

- separation of the roles of Chairman and Chief Executive Officer;
- nomination of a slate of directors for election to the Board, a substantial majority of which are independent, as that term is defined in the NASDAQ listing standards;
- establishment of qualification guidelines for director candidates and review of each director's performance and continuing qualifications for Board membership;
- the requirement that the Audit Committee, Compensation and Talent Management Committee and Governance and Sustainability Committee be comprised solely of independent directors;
- authority for the Audit, Compensation and Talent Management and Governance and Sustainability Committees to retain outside, independent advisors and consultants when appropriate;
- adoption of a Code of Ethics, which meets applicable rules and regulations and covers all directors, officers and employees of CSX;
- adoption of a Policy Regarding Shareholder Rights Plans, establishing parameters around the adoption of any future shareholder rights plan, including the expiration of any such plan within one year of adoption if the plan does not receive shareholder approval or ratification;
- adoption of a Policy Regarding Shareholder Approval of Severance Agreements, requiring shareholder approval of certain future severance agreements with senior executives that provide benefits in an amount exceeding a threshold set forth in the policy;
- a majority voting standard with a director resignation policy in an uncontested election; and
- adoption of a proxy access bylaw with market terms.

CSX's Corporate Governance Guidelines and Code of Ethics are available on the Company's website at http://investors.csx.com under the heading "Environmental, Social and Governance." Shareholders may also request a free copy of any of these documents by writing to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, Florida 32202. Any waivers of or changes to the Code of Ethics that apply to our directors or executive officers will be disclosed on CSX's website at http://www.csx.com. There were no waivers to the Code of Ethics in 2020.

Shareholder Outreach and Engagement

We believe that on-going shareholder engagement is a key component of effective corporate governance that allows the Company to better understand evolving trends and enable strategic decision-making to deliver shareholder value. We conduct shareholder outreach throughout the year to ensure that management and the Board understand and consider our shareholders' views on important issues.

Senior leaders and subject matter experts from the Company meet routinely with representatives from many of our institutional shareholders and periodically with proxy advisory firms to discuss CSX's business strategy, corporate governance practices, executive compensation, and ESG matters. Members of the Board participate in these meetings from time to time.

In addition to this shareholder outreach, CSX also engages with shareholders and other interested parties through its participation in industry and investment community conferences, investor road shows, and analyst meetings. In 2020, CSX maintained an active shareholder outreach program, including investor conferences, small group meetings, and non-deal roadshows. The Company leveraged the increased use of virtual meetings to expand international outreach, meeting with investors in Europe, Asia and Australia. In 2020, CSX hosted meetings with almost 400 firms, including 167 unique firms, representing $10.4 trillion of equity assets under management.

In addition, we continue to successfully engage with individual shareholders to advance issues that are in the best interests of our broad and diverse shareholder base. As part of our ESG reporting process, we conduct a materiality assessment to rank those items deemed the most important to various stakeholders, including shareholders, employees, customers, regulators, and other interested parties.

Interested parties who wish to communicate with the Board, or with a particular director, may forward appropriate correspondence to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, Florida 32202. Pursuant to procedures established by the non-management directors of the Board, the Office of the Corporate Secretary will forward appropriate correspondence to the Board or a particular director. Appropriate correspondence generally includes any legitimate, non-harassing inquiries or statements.

Board of Directors' Role in Risk Oversight

Pursuant to its charter, the Audit Committee of the Board has primary responsibility for risk oversight. In addition to regular risk presentations to the Audit Committee, management periodically reports to the Board and its other committees on current risks and the Company's approach to avoiding and mitigating risk exposure.

The Company's Enterprise Risk Management ("ERM") program includes activities related to the identification, assessment, mitigation and monitoring of risks. The CSX risk universe is divided into the following broad risk categories:

- **Compliance** Risks directly impacting CSX's ability to meet or comply with state, federal or local rules and regulations (*e.g.*, environmental laws and regulations);
- **Strategic** Risks (and opportunities) directly impacting CSX's ability to achieve or exceed its stated longer term strategic objectives (*e.g.*, market demand shifts); and
- **External** Risks arising from events outside CSX and beyond the Company's direct influence or control (*e.g.*, economic downturn, cyber and other security risks).

The objective of the ERM program is to facilitate timely identification and review of new and existing risks along with overseeing the development and execution of mitigation plans. A well-established risk management structure is leveraged to govern the program. Risks are prioritized based on their potential impacts on the Company. On an ongoing basis, risks are evaluated to track the status of key mitigation activities along with the trends of key indicators. Ultimately, the ERM program provides an opportunity for business and functional leadership to collaborate on the key Company risks and identify needed mitigation steps to help advance the Company's objectives.

RISK OVERSIGHT PROCESS


Business & Functional Leaders
Manage Day-to-Day Activities
Enterprise Risk Management Team
Identifies and Monitors Risks
Board of Directors/ Audit Committee
Provides Strategic Oversight of Risks
CSX Risk Universe
Compliance Risks
External Risks
Strategic Risks

Board of Directors' Role in Succession Planning

The Board is responsible for succession planning for the Board, as well as senior management, including the CEO. In addition to succession planning efforts by the Board and the Governance and Sustainability Committee throughout the year, the full Board engages in a comprehensive management succession planning exercise on an annual basis where it analyzes potential succession candidates across all senior management positions. Although the Board focuses on the senior executive team and CEO succession, directors also discuss the pipeline for other key roles in the Company. As part of this exercise, the Board reviews skills, competencies and readiness levels of succession candidates and recommends development plans to ensure that management succession candidates are adequately prepared for planned and unexpected transitions.

Board of Director's Role in Oversight of ESG

The Governance and Sustainability Committee oversees the development and execution of CSX's ESG strategy and reporting. Additionally, the Audit Committee of the Board has responsibility for risk oversight and evaluation of climate-related issues, including risks associated with energy and environmental policy. On a day-to-day basis, ESG is collaboratively managed by the respective operational departments. Operational leaders are responsible for measuring and monitoring progress against key performance indicators and for reviewing and applying stakeholder feedback and insights.

Transactions with Related Persons and Other Matters

CSX operates under a Code of Ethics that requires all employees, officers and directors, without exception, to avoid engaging in activities or relationships that conflict, or would be perceived to conflict, with the Company's interests or adversely affect its reputation. It is understood, however, that certain relationships or transactions may arise that would be deemed acceptable and appropriate upon full disclosure of the transaction, following review to ensure there is a legitimate business reason for the transaction and that the terms of the transaction are no less favorable to CSX than could be obtained from an unrelated person. The Audit Committee is responsible for oversight, review and approval or ratification of all transactions with related persons. CSX has not adopted written procedures for reviewing, approving or ratifying Related Person Transactions, but generally follows the procedures described below in accordance with Item 404 of Regulation S-K.

A "Related Person Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which: (i) CSX (including any of its subsidiaries) was, is or will be a participant; (ii) the amount involved exceeds $120,000 in any fiscal year; and (iii) any Related Person had, has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).

A "Related Person" includes: (i) any person who is, or at any time since the beginning of the last fiscal year was, a director or executive officer or a nominee to become a director; (ii) any person who is known to be the beneficial owner of more than 5% of any class of CSX's voting securities; (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner; and (iv) any firm, corporation or other entity in which any of the foregoing persons has a direct or indirect material interest.

On an annual basis, in response to the Directors and Officers Questionnaire ("Questionnaire") and a Related Person Transaction survey ("Survey"), each director, director nominee and executive officer submits to the Corporate Secretary a description of any current or proposed Related Person Transactions. Directors and executive officers are expected to notify the Corporate Secretary of any updates to the list of Related Person Transactions during the year. If Related Person Transactions are identified, those transactions are reviewed by the Audit Committee.

The Audit Committee will evaluate Related Person Transactions based on:

- information provided to the Board during the required annual affirmation of independence;
- applicable responses to the Questionnaires and Surveys submitted to the Company; and
- any other applicable information provided by any director or executive officer of the Company, or obtained through internal database queries.

In connection with the review, approval or ratification of any Related Person Transaction, the Audit Committee will consider whether the transaction will be a conflict of interest or give the appearance of a conflict of interest. In the case of any Related Person Transaction involving an outside director or nominee for director, the Audit Committee will also consider whether the transaction will compromise the director's status as an independent director as prescribed in the NASDAQ listing standards.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation and Talent Management Committee is, or in 2020 was, an officer or former officer or employee of the Company. In addition, no executive officer of the Company served on the board of directors of any entity whose executive officers included a director of the Company.

Board Leadership and Committee Structure

The Board believes that at this time, and based on the Company's current circumstances, the positions of Chairman and CEO should be separate, with the Chairman of the Board role being filled by an independent director. The duties of the Chairman include: (i) calling special meetings of the Board; (ii) presiding at all meetings of the Board and shareholders; (iii) determining the agenda, schedule and meeting materials for meetings of the Board in consultation with the Vice Chairman of the Board; (iv) guiding Board discussions and facilitating discussions between the Board and the Company's management; (v) interacting with the Company's analysts, investors, employees and other key constituencies; and (vi) keeping the Vice Chairman informed, and consulting with the Vice Chairman, as to material internal and external discussions the Chairman has, and material developments the Chairman learns, about the Company and the Board.

The Chairman is assisted by a Vice Chairman. The duties of the Vice Chairman include: (i) providing input on the agenda, schedules and meeting materials for meetings of the Board; (ii) assisting in guiding Board discussions and facilitating communication between the Board and the Company's management; (iii) interacting with the Company's analysts, investors, employees and other key constituencies; (iv) performing the duties of Chairman in the absence or at the request of the Chairman; and (v) keeping the Chairman informed, and consulting with the Chairman, as to material internal and external discussions the Vice Chairman has, and material developments the Vice Chairman learns, about the Company and the Board.

The Board has five standing committees: the Audit Committee, the Compensation and Talent Management Committee, the Executive Committee, the Finance Committee, and the Governance and Sustainability Committee. Each of these committees has a written charter approved by the Board, a copy of which can be found on the Company's website at http://investors.csx.com under the heading "Environmental, Social and Governance."

Executive Committee
0 Meetings in 2020

Committee Members



James M. Foote (Chair)

Steven T. Halverson	Linda H. Riefler
Paul C. Hilal	J. Steven Whisler
David M. Moffett	John J. Zillmer

Independent Members

6/7



The Executive Committee meets for the purpose of acting on behalf of the full Board between regularly scheduled meetings of the Board when time is of the essence. The Executive Committee has and may exercise all the authority of the Board, except as may be prohibited by Section 13.1-689 of the Virginia Stock Corporation Act, as it may from time to time be amended. Pursuant to the Executive Committee charter, a notice of a meeting of the Executive Committee is required to be provided to all Board members. The Executive Committee has seven members, consisting of the CEO, Chairman of the Board, Vice Chairman and the chairs of each of the four other standing committees.

Audit Committee
9 Meetings in 2020

Committee Members



David M. Moffett (Chair)

Donna M. Alvarado	Suzanne M. Vautrinot
Steven T. Halverson	J. Steven Whisler

Independent Members

5/5



The primary functions of the Audit Committee include oversight of: (i) the integrity of the Company's financial statements and accounting methodology; (ii) the Company's compliance with legal and regulatory requirements; (iii) the Independent Registered Public Accounting Firm's qualifications and independence; (iv) the Company's risk management processes; (v) the performance of the Independent Registered Public Accounting Firm; and (vi) the Company's internal audit function.

The Audit Committee recommends the appointment of the Independent Registered Public Accounting Firm and the Board approves the selection. This appointment is then submitted to shareholders for ratification. The Audit Committee also approves compensation of the Company's Independent Registered Public Accounting Firm, reviews the scope and methodology of the Independent Registered Public Accounting Firm's proposed audits, reviews the Company's financial statements and monitors the Company's internal control over financial reporting by, among other things, discussing certain aspects thereof with the Independent Registered Public Accounting Firm and management. The Audit Committee is responsible for the approval of all services performed by the Independent Registered Public Accounting Firm. Finally, the Audit Committee maintains procedures for the receipt and treatment of complaints regarding the Company's accounting, internal accounting controls or auditing matters. As part of its risk management responsibilities, the Audit Committee oversees cybersecurity risks.

The Audit Committee has five members, each of whom the Board, upon recommendation of the Governance and Sustainability Committee, has determined to be independent pursuant to the independence standards promulgated by NASDAQ and the Securities and Exchange Commission ("SEC").

The Board has determined that all members of the Audit Committee are financially literate and Messrs. Moffett and Whisler have been designated as audit committee financial experts, as that term is defined by SEC rules and regulations. Please refer to the Report of the Audit Committee below for additional information.

| **Compensation and Talent Management Committee** | **7 Meetings in 2020** |

Committee Members



Steven T. Halverson **(Chair)**

Donna M. Alvarado   James L. Wainscott
Linda H. Riefler   John J. Zillmer
John D. McPherson

Independent Members

6/6



The primary functions of the Compensation and Talent Management Committee are to: (i) establish the Company's philosophy with respect to executive compensation and benefits; (ii) review the Company's compensation practices and policies, benefit plans and perquisites applicable to all employees and executives to ensure consistency with the Company's compensation philosophy; (iii) monitor the Company's benefit plans, practices, programs and policies maintained for employees and directors for compliance with all applicable laws; (iv) in consultation with the Board, review and approve corporate goals and objectives relevant to compensation and benefits for the CEO, and evaluate the CEO's performance in light of those goals and objectives, and as directed by the Board, set the level of compensation of the CEO based on such evaluation; (v) review and recommend approval of management compensation and Company compensation plans, including benefits for key employees as determined by the Compensation and Talent Management Committee from time to time; and (vi) review the Compensation Discussion and Analysis ("CD&A") section of this Proxy Statement and, as appropriate, recommend to the Board for approval the inclusion of the CD&A section in the Company's Annual Report on Form 10-K and Proxy Statement.

In addition, the Compensation and Talent Management Committee is responsible for the oversight of human capital management including review of the Company's leadership development, performance management and talent acquisition programs. In addition, the Compensation and Talent Management Committee has oversight responsibilities with respect to the Company's plans and processes for promoting diversity, inclusion and pay equity.

The Compensation and Talent Management Committee may, under its charter, delegate all or a portion of its duties and responsibilities to a subcommittee thereof as appropriate and consistent with applicable regulations, laws and exchange listing standards. The Compensation and Talent Management Committee has also retained the services of an independent compensation consultant to advise on executive compensation matters. The role of the compensation consultant in determining or recommending the amount or form of executive compensation is described in the CD&A section of this Proxy Statement.

The Compensation and Talent Management Committee has six members each of whom qualifies as: (i) a "non-employee director" within the meaning of Rule 16b-3 of Securities and Exchange Act of 1934; and (ii) independent pursuant to the independence standards promulgated by NASDAQ.

| **Finance Committee** | **4 Meetings in 2020** |

Committee Members



J. Steven Whisler **(Chair)**

Thomas P. Bostick   David M. Moffett
Paul C. Hilal   James L. Wainscott

Independent Members

5/5



The Finance Committee provides general oversight and review of financial matters affecting the Company, including the monitoring of corporate debt, cash flow and the assets and liabilities maintained by the Company and its affiliates in conjunction with employee benefit plans, including monitoring the funding and investment policies and performances of the assets. In addition, the Finance Committee reviews and recommends policies and practices related to dividends and share repurchase programs.

Governance and Sustainability Committee	**9 Meetings in 2020**

Committee Members



Linda H. Riefler (Chair)

Thomas P. Bostick	Suzanne M. Vautrinot
Paul C. Hilal	John J. Zillmer
John D. McPherson	

Independent Members

6/6



The Governance and Sustainability Committee identifies individuals qualified to become Board members and recommends candidates for election to the Board. In identifying and recommending director nominees, the Governance and Sustainability Committee uses criteria established by the Board with respect to qualifications for nominations to the Board and for continued membership on the Board. Additionally, the Governance and Sustainability Committee reviews and makes recommendations to the Board regarding director independence. In considering potential director candidates, the Governance and Sustainability Committee considers whether the individual has demonstrated leadership ability, integrity, values and judgment. The Governance and Sustainability Committee seeks to maintain a Board with a broad diversity of experience in business matters and the ability to assess and evaluate the role and policies of the Company in the face of changing economic conditions, regulatory environment and customer expectations.

The Governance and Sustainability Committee generally identifies nominees for directors through its director succession planning process. The Governance and Sustainability Committee will also consider persons recommended by shareholders of the Company in selecting director nominees. Potential nominees suggested by shareholders will be evaluated by the Committee on the same basis as individuals identified directly by the Committee or from other sources. For more information on the director nominees, see Item 1: Election of Directors.

The Governance and Sustainability Committee has six members each of whom the Board has determined to be independent under the applicable NASDAQ rules.

The Governance and Sustainability Committee develops, recommends and monitors corporate governance principles and conducts regular evaluations of director performance and of the effectiveness of the Board as a working group. In addition, the Governance and Sustainability Committee reviews and recommends changes to the Board regarding committee structure and director compensation.

Annual Evaluation of Board Performance

The Board believes annual performance reviews are essential for ensuring overall effectiveness, including fulfilment of its oversight responsibilities, strategic planning and communications. For 2020, the Board evaluation process was initiated through detailed questionnaires. Individual director performance was then discussed with committee chairs or the Chairman of the Board, as appropriate. Summaries of the committee-specific feedback was provided to the relevant committee chairs, which were then reviewed with the Chairman of the Board. The Governance and Sustainability Committee reviewed the evaluations and recommendations. Each standing committee also conducted an evaluation of its own performance.

Meetings of the Board and Executive Sessions

During 2020, there were nine meetings of the Board. Each of the directors then serving attended at least 75% of the meetings of the Board and the committees on which he or she served. The non-employee directors met alone in executive session at each regular Board meeting. These executive sessions were chaired by the Chairman of the Board. In accordance with the CSX Corporate Governance Guidelines, the independent directors (when different than non-management directors) meet in executive session at least once a year. While the Company does not have a formal policy regarding director attendance at annual shareholder meetings, the Company strongly encourages directors to attend absent an emergency. All of the then-serving incumbent directors attended the 2020 Annual Meeting.

Director Compensation

The Board periodically reviews and sets the compensation for the non-employee directors based on the recommendation of the Governance and Sustainability Committee. Director compensation includes both cash and stock-based components. In recommending the amount and form of director compensation, the Committee considers, among other factors, peer benchmarking data and the level of compensation necessary to attract and retain qualified, independent directors.

Elements of Director Compensation

The following charts show director cash and equity compensation for fiscal year 2020.

Annual Retainer	Cash	Equity[1]
Base Retainer	$112,500	$162,500

[1] Annual grant of CSX common stock in the amount of $162,500 with the number of shares based on the average closing price of CSX common stock in the months of November 2019, December 2019 and January 2020.

Incremental Amount Above Annual Retainer	
Chairman of the Board	$250,000
Audit Committee Chair	$ 25,000
Audit Committee Member	$ 5,000
Compensation and Talent Management Committee Chair	$ 20,000
Finance Committee Chair	$ 10,000
Governance and Sustainability Committee Chair	$ 15,000

Each non-employee director was eligible to defer all or a portion of his or her director's fees in 2020, including cash and equity compensation, under the CSX Directors' Deferred Compensation Plan (the "Directors' Plan"). Cash deferrals are credited to an unfunded account and invested in various investment choices or deferred as shares of CSX common stock. The investment choices parallel the investment options offered to employees under CSX's 401(k) plan. Equity deferrals are automatically held as outstanding shares in a trust, with dividends credited in the form of additional shares.

Matching Gift Program and Other Benefits

Non-management directors may participate in the CSX Directors' Matching Gift Program, which is considered an important part of CSX's philanthropy and community involvement. CSX will match director contributions to organizations that qualify for support under Company guidelines, up to a maximum annual CSX contribution of $50,000 per non-employee director per year. During 2020, seven philanthropic organizations collectively received $175,000 under the Directors' Matching Gift Program. Non-employee directors also are eligible to receive other compensation and benefits as discussed below. The CEO does not receive compensation for his services as a director.

2020 Directors' Compensation Table

The following table summarizes the compensation of each of the non-employee directors in 2020.

Name	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	All Other Compensation[3] ($)	Total ($)
Donna M. Alvarado	$117,500	$176,945	—	$294,445
Thomas P. Bostick[4]	$ 21,635	—	—	$ 21,635
Pamela L. Carter[5]	$ 53,594	$176,945	$ 4,843	$235,382
Steven T. Halverson	$137,500	$176,945	$50,000	$364,445
Paul C. Hilal	$112,500	$176,945	—	$289,445
John D. McPherson	$112,500	$176,945	—	$289,445
David M. Moffett	$137,500	$176,945	$50,000	$364,445
Linda H. Riefler	$120,000	$176,945	$ 5,000	$301,945
Suzanne M. Vautrinot	$117,500	$176,945	$20,000	$314,445
James L. Wainscott[4]	$ 51,563	—	—	$ 51,563
J. Steven Whisler	$122,500	$176,945	$50,000	$349,445
John J. Zillmer	$120,000	$449,198	—	$569,198

[1] Fees Earned or Paid in Cash – Includes a cash retainer of $112,500 and any Committee Chair or Audit Committee fees earned in 2020. Mr. Moffett elected to defer 100% of his cash retainer and fees in the form of cash into the Directors' Plan. Mr. Whisler elected to defer 100% of his cash retainers and fees in the form of CSX stock into the Directors' Plan.

[2] Stock Awards – Amounts disclosed in this column are based on the February 12, 2020 grant date fair value of the annual stock grant to directors calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). The number of shares granted was based on an award of $162,500 divided by the average closing price of CSX common stock in the months of November 2019, December 2019 and January 2020, which was $73.01. All such stock awards to directors vested immediately upon grant. Mr. Zillmer's amount also includes a Non-Executive Chairman stock grant based on the February 12, 2020 grant date fair value calculated in accordance with FASB ASC Topic 718. The number of shares is based on an award of $250,000 divided by the average closing price of CSX common stock in the months of November 2019, December 2019 and January 2020. This stock award vested immediately upon grant.

[3] All Other Compensation – The only perquisites to exceed $10,000 for any director were: (i) the Company match under the Directors' Matching Gift Program, which includes matches in the following amounts: $50,000 for each of Messrs. Halverson, Moffett and Whisler, and $20,000 for Ms. Vautrinot.

[4] Lt. Gen. (ret.) Bostick and Mr. Wainscott joined the CSX Board of Directors on October 8, 2020 and July 8, 2020, respectively.

[5] Ms. Carter retired from the CSX Board of Directors on May 22, 2020.

Stock Ownership Guidelines

The Board has adopted Stock Ownership Guidelines to better align the interests of non-employee directors with the interests of shareholders. Within five years of election to the Board, a non-employee director is expected to acquire and hold an amount of CSX common stock equal in value to five times the amount of such non-employee director's annual cash retainer. If the annual cash retainer increases, the non-employee directors will have five years from the time of the increase to acquire any additional shares needed to satisfy the guidelines. All non-employee directors who have served on the Board for five or more years since their election held a sufficient number of shares to satisfy these guidelines. Further information on the Stock Ownership Guidelines is available on CSX's website at http://investors.csx.com under the heading "Environmental, Social and Governance."

ITEM 2: Ratification of Independent Registered Public Accounting Firm



The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the Independent Registered Public Accounting Firm retained to audit the Company's financial statements. Pursuant to this responsibility, the Audit Committee engages in a comprehensive annual evaluation of the Independent Registered Public Accounting Firm's qualifications, performance and independence. When considering the Independent Registered Public Accounting Firm's independence, the Audit Committee specifically considers non-audit fees and services. Additionally, the Audit Committee periodically considers whether there should be a rotation of the Independent Registered Public Accounting Firm. Furthermore, in conjunction with the mandated rotation of the Independent Registered Public Accounting Firm's lead engagement partner, the Audit Committee and its chair were directly involved in the selection of the Independent Registered Public Accounting Firm's lead engagement partner.

The Audit Committee has selected and appointed Ernst & Young LLP ("EY") as the Company's Independent Registered Public Accounting Firm to audit and report on CSX's financial statements for the fiscal year ending December 31, 2021. EY or its predecessors have continuously served as the Company's Independent Registered Public Accounting Firm since 1981. The Audit Committee and the Board believe that the continued retention of EY as the Company's Independent Registered Public Accounting Firm is in the best interests of the Company and its shareholders.

Action by shareholders is not required by law in the appointment of the Independent Registered Public Accounting Firm. If shareholders do not ratify this appointment, however, the appointment will be reconsidered by the Audit Committee and the Board. Even if the selection is ratified, the Audit Committee in its discretion may appoint a different, independent Registered Public Accounting Firm at any time during the fiscal year if it is determined that such a change would be in the best interest of CSX and its shareholders.

EY has no direct or indirect financial interest in CSX or in any of its subsidiaries, nor has it had any connection with CSX or any of its subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer or employee. Representatives of EY will participate in the Company's Annual Meeting and will be afforded an opportunity to make a statement if they desire to do so. It also is expected they will be available to respond to appropriate questions.

 The Board unanimously recommends that the shareholders vote **FOR** this proposal.

Fees Paid to Independent Registered Public Accounting Firm

EY served as the Independent Registered Public Accounting Firm for the Company in 2020. The Audit Committee was responsible for the audit fee negotiations associated with the retention of EY. Fees paid to EY were as follows:

	2019	2020
Audit Fees: Includes fees associated with the integrated audit, testing internal controls over financial reporting (SOX 404), the reviews of the Company's quarterly reports on Form 10-Q, statutory audits and other attestation services related to regulatory filings.	$2,816,000	$2,918,000
Audit Related Fees: Includes audits of employee benefit plans and subsidiary audits.	$ 221,000	$ 225,000
Tax Fees: Includes fees for tax compliance and tax advice and planning.	$ —	$ —
All Other Fees: Includes fees for advisory services for non-audit projects. The Audit Committee has concluded that the services covered under the caption "All Other Fees" are compatible with maintaining EY's independent status.	$ 1,000	$ 380,000

Pre-Approval Policies and Procedures

The Audit Committee is responsible for the approval of all services performed by EY. The Chairman of the Audit Committee has the authority to approve all engagements that will cost less than $250,000 and, in such cases, will report any pre-approvals to the full Audit Committee for ratification at its next scheduled meeting. All engagements expected to cost $250,000 or more require pre-approval of the full Audit Committee. In addition, it is Company policy that tax and other non-audit services should not equal or exceed base audit fees plus fees for audit-related services. In 2019 and 2020, all services performed by EY were pre-approved.

Report of the Audit Committee



The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements, for establishing and maintaining effective internal control over financial reporting and for assessing the effectiveness of internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

During 2020, the Audit Committee was comprised solely of independent directors as defined by NASDAQ listing standards and Rule 10A-3 of the Securities Exchange Act of 1934. The members of the Audit Committee in 2020, together with appointment dates and meeting attendance, are set forth below:

Members	Committee Member Since	Attendance at Full Committee Meetings During 2020
David M. Moffett, Chair	May 2015	9/9
Donna M. Alvarado	August 2006	9/9
Steven T. Halverson	May 2009	9/9
Suzanne M. Vautrinot	December 2019	9/9
J. Steven Whisler	May 2011	9/9

The meetings of the Audit Committee are designed to facilitate and encourage communication among the Audit Committee, the Company, the Company's internal audit function and the Company's Independent Registered Public Accounting Firm. The Audit Committee discussed with the Company's internal auditors and Independent Registered Public Accounting Firm the overall scope and plans for their respective audits. The Audit Committee meets with the internal auditors and the Independent Registered Public Accounting Firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls over financial reporting and the overall quality of the Company's financial reporting.

Each year, the Audit Committee evaluates the qualifications, performance and independence of the Company's Independent Registered Public Accounting Firm, and determines whether to re-engage the current Independent Registered Public Accounting Firm. In doing so, the Audit Committee considers the quality and efficiency of the services provided by the Independent Registered Public Accounting Firm, the capabilities of the Independent Registered Public Accounting Firm, technical expertise and knowledge of the Company's operations and industry. Based on this evaluation, the Audit Committee has retained EY as the Company's Independent Registered Public Accounting Firm for 2021. Although the Audit Committee has the authority to appoint the Independent Registered Public Accounting Firm, the Audit Committee intends to continue to recommend that the Board ask shareholders to ratify the appointment of the Independent Registered Public Accounting Firm at the Annual Meeting.

EY, the Company's Independent Registered Public Accounting Firm for 2020, is responsible for expressing an opinion that: (i) the Company's consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles in the United States; and (ii) the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020.

In this context, the Audit Committee has:

(i)   reviewed and discussed with management, the audited financial statements for the year ended December 31, 2020;

(ii) discussed with EY, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC;

(iii) received from EY, the written disclosures and the letter regarding auditors' independence required by the applicable provisions of the PCAOB and discussed EY's independence with them; and

(iv) reviewed and discussed with management and EY, the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and EY's audit of the Company's internal control over financial reporting.

Based on its review and on the discussions described above, the Audit Committee has recommended to the Board, and the Board has approved, that the audited financial statements be included in the 2020 Annual Report on Form 10-K for filing with the SEC.

Members of the Audit Committee:

David M. Moffett, Chair
Donna M. Alvarado
Steven T. Halverson
Suzanne M. Vautrinot
J. Steven Whisler

Jacksonville, Florida

February 9, 2021

Letter from the Compensation and Talent Management Committee



The members of the Compensation and Talent Management Committee (the "Committee") believe it is important to provide shareholders with a clear understanding of the Committee's processes for executive compensation and talent management decisions. This letter provides insight into our deliberations, thought processes and considerations, as we implement executive compensation and talent management programs that drive sustainable Company performance and create long-term shareholder value.

Beginning in 2017, CSX undertook a significant transformation of its business – one designed to create long-term value for all stakeholders. In 2020, along with other businesses, CSX endured unprecedented disruption from the far-reaching impacts of COVID-19 on the global economy, supply chains, and employees and their families. The Committee gave deep consideration on how to maintain and advance its long-term strategic vision in light of the profound COVID-19 disruptions and determined that in-flight long-term plans would not be altered, given the long-term focus of these plans on aligning compensation with shareholder value creation.

The Committee considered resetting the 2020 short-term incentive plan financial goals in the spring of 2020, when it was apparent that the pandemic had made these goals irrelevant. However, given the continuing high levels of economic uncertainty that could make revised goals just as irrelevant, the Committee instead advised management that it would consider exercising discretion in assessing performance under the 2020 short-term incentive plan. The Committee determined that, in exercising its discretion, it would consider CSX's achievements using the following key performance criteria:

- Actions taken to keep employees, customers and the communities in which CSX operates safe;
- The direct impact of COVID-19 on performance and what performance would likely have been excluding the impact of COVID-19;
- CSX performance on critical operational and financial metrics, relative to the other Class I railroads;
- Actions by management to manage the impacts of COVID-19, while also maximizing Company performance despite the pandemic and positioning the Company for growth; and
- Shareholder experience over 2020.

Based on CSX's achievements against these criteria, the Committee assessed the 2020 short-term incentive plan payout at 75% of target for the Named Executive Officers. (See the section titled "2020 MICP Targets and Payout Percentages" for a detailed assessment of performance against each of these criteria).

Pandemic Response Efforts

As members of the CSX Board of Directors, we wish to express our gratitude for the efforts and commitment of CSX employees during this extremely challenging time. The health and safety of Company employees is, and will always be, paramount. The Company's quick response and system-wide COVID protocols implemented in March and April of last year helped provide a healthy, safe work environment under difficult and challenging circumstances. The safety protocols and extraordinary efforts of the Company's employees allowed CSX to continue to provide transportation for critical goods and supplies while the global economy experienced historic disruptions from the pandemic. Further, the Company made significant progress toward its long-term strategic goals, preserving the ability to capitalize on the objectives made possible by the operational transformation to a scheduled railroad model. The swift adaptation to the pandemic disruptions helped the Company maintain operational efficiency, strong customer service, and safety performance. Importantly, the business model proved to be resilient in the face of unprecedented macroeconomic disruption.

Human Capital Management

In addition to executive compensation duties discussed below, the Committee has oversight responsibility with respect to human capital management. These responsibilities include reviewing the Company's leadership development, performance management and talent acquisition programs. As a foundation for these programs, we are committed to providing the support management needs to hire, develop and retain top talent and ensure alignment of our executive compensation program with the Company's long-term strategy.

The Committee also oversees the Company's plans and processes for promoting diversity, inclusion and pay equity. We recognize that people are the foundation of the Company's success and are committed to enhancing our culture and environment that inspire employee engagement and excellence. We are proud of the strides the Company has made in creating a world-class, diverse organization that is delivering transformational change in the rail industry. We remain committed to building an even more diverse, engaged and motivated workforce that will continue to deliver sustainable returns for shareholders.

Competition for Scheduled Railroading Expertise

Despite the significant challenges imposed by the pandemic in 2020, CSX continues to transform its business and advance critical strategic objectives. Given the Company's success in advancing the business transformation and related strategic objectives, the Committee recognizes the critical importance of ensuring that it has a competitive, performance-based compensation structure in place to retain what we believe is a best-in-class management and operating team, particularly given the significant competition for the very small number of successful railroaders with scheduled railroading expertise.

Executive Compensation Program Design Process

The Company's compensation programs are designed to attract and retain exceptional leadership talent, foster employee engagement and compensate employees appropriately in a competitive marketplace. In developing performance targets for the short- and long-term incentive plans that support the Company's operating and strategic initiatives, the Committee reviews the Company's annual and three-year business plans and global economic forecasts. The Committee's ability to set appropriate and challenging performance goals is impacted by market and economic volatility, global trade dynamics, the geopolitical environment and overall visibility for short and long-term forecasts. Each year, the Committee reviews short and long-term incentive plan design to ensure alignment with the Company's business strategy, key financial objectives, shareholder interests and environmental stewardship. To further this alignment, the Committee:

- is committed to developing a pay-for-performance culture using incentive compensation performance measures that have a strong correlation to long-term shareholder value creation (see pages 44 – 50 of the CD&A);
- ensures that a majority of the CEO's and other named executive officer's total compensation is at risk;
- strikes the right balance between short and long-term incentives with significant weighting toward the long-term awards; and
- uses multiple financial performance metrics in both short and long-term incentive plans.

Consistent with the Company's goal of being the best run railroad in North America, the Company also continues to evolve its strategy and leadership position around sustainable business operations. We are extremely proud of the leadership the Company has and continues to show in this area. For the 10th straight year, CSX has been included in the Dow Jones Sustainability Index, as the sole U.S. railroad to receive this recognition. Going forward, we expect sustainability to be even more important to the Company's long-term business strategy, as railroads offer a unique opportunity within the freight transportation sector to reduce carbon emissions. Reflective of this, we have included sustainability goals in the Company's 2021 annual incentive program, which applies to all management employees.

2020 Executive Compensation Decisions

Like many other companies, the Committee approved annual and long-term incentive compensation plans early in the year, just before the impacts of COVID-19 began to emerge. In fact, the Company performed well above target performance levels during the first quarter of 2020, which the Company believed to be a signal of strong performance to come over the rest of the year. With the onset of the pandemic, however, the Company experienced historic volume declines in the second quarter rendering the established financial performance goals for the annual incentive plan unattainable for the year. The Committee decided not to reset goals under the annual incentive plan due to the continuing economic uncertainty and decided not to reset goals for any of the outstanding long-term incentive cycles, given the long term focus of these plans on aligning compensation with shareholder value creation. However, the Committee indicated that it would assess performance under the 2020 short-term incentive plan using a principled approach to assess performance against key criteria, in light of the unprecedented economic upheaval.

In making this decision, the Committee noted that, in order to accelerate our scheduled railroading transformation, we set the 2020 short-term incentive targets with significant stretch and with much narrower performance shoulders than had been our practice. Threshold operating income was set just 2% below the target performance level and threshold operating ratio was set just 50 basis points above target performance level. The impact of the pandemic on freight volumes industry-wide quickly rendered the financial performance goals unattainable.

Although the financial performance thresholds for the short-term incentive plan pre-pandemic were not achieved, the Committee exercised discretion to provide a payout to the NEOs that was significantly below the payout level to which performance was tracking prior to the onset of COVID-19. The Committee's rationale for exercising discretion is set out in detail in the section headed "2020 MICP Targets and Payout Percentages." In exercising its discretion, the Committee reviewed detailed analyses in five key areas and took into account:

■ Revenue growth initiatives achieved through the strength of the Company's service product, supporting our long-term strategy of growing our intermodal business;

■ Strong financial performance relative to the other U.S. Class I railroads, leading the industry in volume performance while continuing to deliver significant cost savings;

■ Management of our network through periods of extreme volatility to drive structural efficiencies and create operating leverage in both rapidly declining and rapidly rebounding volume environments;

■ Achievement of an operating ratio of 58.8%;

■ The Company's common carrier obligations to move freight that is critical to the U.S. economy;

■ The Company's $10 million investment in employee health and safety, creating new processes and guidelines during the pandemic and achieving industry-leading personal injury safety performance;

■ Shareholder return of 27.1% for 2020, which was second against the U.S. Class I railroad peers;

■ First quarter (pre-pandemic) financial performance, which was tracking significantly above target;

■ The retention of key scheduled railroading operational talent; and

■ Continuing industry leadership in ESG and sustainable operations, earning multiple accolades in 2020 across a wide range of categories, including sustainability, diversity and inclusion, community service and emissions reductions.

For 2020, the Committee determined to exercise discretion and award NEOs with a short-term incentive compensation payout at 75% of target, while eligible management employees who achieved performance expectations (approximately 2,500 employees) received a payout of 100% of target. The Committee has historically used discretion sparingly and such a decision is not ordinary course. As described more fully below, the Committee's determination rested upon management's quick pandemic response to maintain its position as an industry leader in operating efficiency, customer service and safety. As a result of this performance, CSX is positioned to execute on the strategy it developed pre-COVID to pursue profitable growth. As we look to the future, the Committee remains focused on structuring compensation programs to drive the next stage of the Company's strategic growth plan. We believe that the Company is poised to capitalize on its superior customer service to deliver compelling value for new and existing customers. To drive this next phase of the Company's continuing transformation, we have implemented compensation programs that drive sustainable growth, operating efficiency, reduced fuel consumption and emissions, and employee and train safety.

We realize shareholders may express their opinions through our annual say-on-pay vote, and we encourage additional shareholder feedback on the Company's executive compensation programs. You may provide feedback to the Committee by sending correspondence to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, Florida 32202. We consider this input as we refine our compensation philosophy and talent management processes.



Report of the Compensation and Talent Management Committee

The Compensation and Talent Management Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on its review of the disclosures, the Compensation and Talent Management Committee recommended to the full Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

     

Steven T. Halverson   **Donna M. Alvarado**   **John D. McPherson**   **Linda H. Riefler**   **James L Wainscot**   **John J. Zillmer**

Chair

March 23, 2021



Compensation Discussion and Analysis

Key Business Highlights for 2020

 **$4.36B**
Operating Income

 **58.8%**
Operating Ratio

 **$3.60**
Fully-Diluted EPS

 **27.1%**
Total Shareholder Return

 **$1.7B**
Capital Returned to Shareholders

Service Performance

Volatile demand and supply chain disruptions, along with unpredictable personnel availability due to COVID-19 cases, contributed to service challenges throughout 2020. Nevertheless, CSX continued to perform at high levels and remained poised for a return to record-setting service reliability as conditions improved.

Fuel Efficiency
(gallons per kGTM)

2019	2020	
1.01	0.96	5%

Gross Ton-Miles
(per active T&E)

2019	2020	
139.3	149.4	7%

Gross Ton-Miles
(per available horsepower)

2019	2020	
126.7	131.1	3%

Cars Processed
(per hour worked)

2019	2020	
3.7	4.3	16%

Safety Performance

The Company's commitment to being America's safest railroad resulted in industry-leading safety performance in 2020, with the lowest personal injury rate of all U.S. Class I railroads. For the year, the Company improved its personal injury rate by 10%. These results were achieved by an intense focus on key operating principles, leadership and consistent communication.

CSX PERSONAL INJURY FREQUENCY RATE CHART

Injuries per 200k man hours



2016	2017	2018	2019	2020
1.05	1.23	1.04	0.90	0.81

2020 Impacts of COVID-19 Pandemic

In 2020, the COVID-19 pandemic had a dramatic, if not unprecedented, impact on global economies and supply chains. While CSX was not immune to these challenges, the Company and its employees rose to the challenge to keep the domestic supply chain moving and deliver supplies needed across the country. Our employees remain steadfast in their commitment to running the best railroad in North America and delivering industry-leading service to our customers. Transparent and timely customer communication is a centerpiece of the Company's pandemic response and will continue to reinforce our preparedness for providing safe, reliable rail service in support of economic recovery.

In the face of a pandemic that dramatically impacted global economies and stressed resources around the world, CSX was able to deliver industry-leading safety performance for personal injuries and continue its efforts to provide superior customer service. Despite disrupted supply chains worldwide, the Company maintained its operating discipline and began to leverage its improved service product to drive volume and revenue growth, and accelerate the conversion of freight volumes from highway to rail.

During the second quarter of 2020, CSX experienced the largest quarterly volume declines in Company history, as COVID-19 cases spread quickly throughout the country. This severe downturn required the Company to adjust assets and make difficult personnel decisions, including the furlough of approximately 2,000 employees. Approximately 1,700 of these employees were brought back in the second and the third quarters of 2020, as volume returned. The Company also implemented furlough mitigation programs that offered voluntary leaves of absence and temporary part-time assignments to our conductors and engineers. These programs helped reduce the impact of the pandemic on our workforce by allowing employees who might otherwise be furloughed to continue health and welfare benefits and remain available for prompt recall to full-time work.

Operating Performance

Despite the extreme volatility in freight volumes in 2020, the Company continued to drive efficiencies while providing a high level of customer service. Improved network planning and operational execution contributed to increased fuel efficiency, greater network fluidity and fewer crew starts. These efficiencies enabled the Company to generate $2.65 billion of free cash flow to support dividend payments to shareholders, stock repurchases and investment in the CSX rail infrastructure. The Company's capital expenditures of approximately $1.63 billion for the year demonstrated a commitment to maintaining a safe, world-class rail network that is positioned for growth. This investment in infrastructure along with increased operating efficiencies and improved asset utilization have provided the Company with a substantial capacity reserve to accommodate higher volumes as economic conditions improve and highway-to-rail conversions increase.



Note: Results prior to 2018 restated for pension accounting change. 2017 reflects non-GAAP reported results, which excluded the impact of tax reform and restructuring charges.

Objectives of CSX's Executive Compensation Program

The primary objectives of the Company's executive compensation programs are to:

- Engage and reward executives for extraordinary results that will maximize shareholder value;
- Reinforce a pay-for-performance culture with a significant portion of the NEO's total compensation at risk; and
- Implement short and long-term incentive compensation programs that have stretch targets that drive operational performance and financial results.

Alignment with Leading Governance Practices

The Committee has established executive compensation programs that incorporate leading governance practices. Highlighted below are executive compensation practices that drive performance and support strong corporate governance.

CSX Executive Compensation Practices Include:

- ✔ Significant percentage of executive compensation that is performance-based
- ✔ Performance measures that are highly correlated to shareholder value creation
- ✔ Engagement of an independent compensation consultant to review compensation programs and provide an annual risk assessment
- ✔ Significant share ownership requirements for Vice President-level executives and above and non-employee directors
- ✔ Change of control agreements require a double-trigger (i.e., change of control plus termination) for severance purposes
- ✔ Clawback policy applicable to all incentive compensation plans
- ✔ Inclusion of multiple financial measures in short and long-term incentive compensation plans
- ✔ Use of payout caps on short and long-term incentives

CSX Executive Compensation Practices Do NOT Include / Allow:

- ✘ Re-pricing of underwater options without shareholder approval
- ✘ Excise tax gross ups
- ✘ Recycling of shares withheld for taxes
- ✘ Hedging or pledging of CSX common stock

Factors Considered in Determining Executive Compensation

The Committee annually evaluates competitive market data for the NEOs, including base salary and short and long-term incentives with that of similar positions at peer railroads and general industry companies that are part of the comparator group for executive compensation purposes (the "Comparator Group"). The Committee considers the following factors, among others, in evaluating target compensation levels:

- Contribution to the Company's financial results;
- Effectiveness in developing and implementing the Company's business strategy to support operating and financial performance;
- Sustained strong performance, criticality of the role, experience and contribution to CSX financial and operational results;
- Contribution to a creating a culture that aligns with transformational business goals and reinforcing the Company's guiding principles; and
- The nature, scope and level of the executive's responsibilities internally relative to other executives and externally based on the Comparator Group.

In keeping with past practices, and in consultation with its independent compensation consultant, the Committee developed the Comparator Group for 2020, which was comprised of 14 primarily U.S.-based companies and North American railroads (the "Comparator Group") to help guide executive compensation decisions at CSX. The Committee annually assesses and approves the Comparator Group to ensure that it reflects market characteristics comparable to those of the Company, including revenue, assets, net income, market capitalization, number of employees, industry type and business complexity. In addition, the Committee reviews the degree of overlap with proxy advisory peer companies. As a result of its review, the Committee approved the following Comparator Group for 2020, organized by market capitalization and revenue.

2020 COMPARATOR GROUP

Market Capitalization as of December 31, 2020 (in millions)



CSX: $69,403 — 79% Percentile Rank

- $145,565 United Parcel Service, Inc.
- Union Pacific Corporation
- Canadian National Railway Company
- FedEx Corporation
- Illinois Tool Works Inc.
- Dominion Energy, Inc.
- Air Products and Chemicals, Inc.
- Norfolk Southern Corporation
- Waste Management, Inc.
- Canadian Pacific Railway Limited
- PPG Industries, Inc.
- Ingersoll Rand Inc.
- J.B. Hunt Transport Services, Inc.
- $12,761 C.H. Robinson Worldwide, Inc.

Revenue as of Fiscal Year-end 2020 (in millions)



CSX: $10,583 — 36% Percentile Rank

- $84,628 United Parcel Service Inc.
- FedEx Corporation
- Union Pacific Corporation
- C.H. Robinson Worldwide, Inc.
- Waste Management, Inc.
- Dominion Energy, Inc.
- PPG Industries, Inc.
- Illinois Tool Works Inc.
- Canadian National Railway Company
- Norfolk Southern Corporation
- J.B. Hunt Transport Services, Inc.
- Air Products and Chemicals, Inc.
- Canadian Pacific Railway Limited
- $4,910 Ingersoll Rand Inc.

All Values as of December 31, 2020

Role of the Independent Compensation Consultant

Pursuant to its charter, the Committee has sole authority to select, retain and terminate any consultant used to assist the Committee in fulfilling its duties. The Committee has retained an independent compensation consultant, Meridian Compensation Partners, LLC (the "Consultant"), to provide objective analysis and to assist in the development and evaluation of the Company's executive compensation programs. The Consultant reports directly to the Committee Chair, and generally attends all meetings where the Committee evaluates the overall effectiveness of the executive compensation programs or where the Committee analyzes or approves executive compensation. The Consultant is paid on an hourly fee basis, with such hourly rates approved by the Committee annually.

Consultant's Role and Responsibilities

- **Analyzing competitive practices, financial information, stock price and other performance data in relation to the Company's executive compensation philosophy**
- **Reviewing compensation governance practices, including an annual risk assessment related to the Company's compensation plans**
- **Reviewing performance targets and assessing performance against targets for the Company's short and long-term incentive plans**
- **Assessing compensation plan design in the context of the Company's business goals, shareholder value creation and employee engagement**
- **Providing regular updates to the Committee with respect to current trends and developments in legislative and regulatory activity, compensation program design and governance**
- **Assisting in the development of the Comparator Group each year**
- **Consulting with the Committee chair to plan and prioritize Committee agenda items**

The Committee reviews the performance and independence of the Consultant on an annual basis, at which time it decides whether to renew the Consultant's annual engagement. Each year, the Committee considers all appropriate information relating to the independence of the Consultant and its professionals involved in the work performed for, and advice provided to, the Committee. In 2020, the Committee determined that: (i) the relationships and work of the Consultant and its professionals did not present any conflict of interest; and (ii) the Consultant and its professionals are independent for the purpose of providing advice to the Committee with respect to matters relating to the compensation of the executives and non-employee directors of the Company. In addition, management has retained a separate consultant, Willis Towers Watson, which advises management (but not the Committee) on market trends in executive compensation, provides ad hoc analysis and recommendations, and reviews and comments on compensation proposals.

Compensation Risk Evaluation and Mitigation

The Committee believes appropriately structured compensation programs should take into consideration enterprise risks and discourage behavior that leads to inappropriate increases in the Company's overall risk profile. Accordingly, the Committee and its Consultant regularly review the Company's enterprise risks and executive compensation plan design to consider whether the plans motivate the appropriate behaviors and mitigate unnecessary or excessive risk-taking.

Each year, the Committee reviews a risk assessment prepared by management and the Consultant that focuses on the structure, key features and risk mitigating factors included in the Company's executive compensation programs. This risk assessment:

- Describes the process for establishing the Company's executive compensation programs;
- Reviews potential risks and mitigating factors related to the Company's executive compensation programs;
- Analyzes the relationship between the executive compensation programs and the Company's enterprise risks identified through the Company's business risk mitigation process; and
- When appropriate, provides recommendations for potential enhancements to further mitigate compensation risks.

The risk assessment, which includes a summary of all executive compensation programs and participation, helps the Committee evaluate: (i) the nature of the risks inherent in the Company's executive compensation programs; and (ii) whether the Company has designed and implemented appropriate risk management processes that foster a culture of risk-awareness.

In 2020, this assessment led to a conclusion by management, which was affirmed by the Consultant, that the executive compensation programs of the Company were appropriately designed to mitigate compensation risk. As a result, the Committee believes that any risks arising from its executive compensation policies and practices are not likely to have a material adverse effect on the Company.

Executive Compensation Program Features that Serve to Mitigate Risk

- Compensation is appropriately balanced between (i) fixed and variable compensation and (ii) short and long-term incentives
- Significant weighting towards long-term incentive compensation discourages short-term risk-taking
- Multiple long-term incentive compensation vehicles with overlapping vesting periods are used, including performance units and non-qualified stock options
- Performance measures for short and long-term incentive awards reinforce the Company's business goals
- Clawback provisions in short and long-term incentive plans require repayment of awards in certain circumstances

- Financial performance measures have a strong correlation to long-term shareholder value creation
- Multiple financial performance measures in the short and long-term incentive plans provide a balanced approach
- Short and long-term incentive awards include maximum payout caps on financial performance measures for NEOs
- Internal controls over the measurement and calculation of performance measures protect data integrity
- Share ownership guidelines reinforce alignment of executive and shareholder interests

Say-on-Pay and Shareholder Engagement on Executive Compensation

The annual say-on-pay vote is one of the opportunities to receive feedback from shareholders regarding the Company's executive compensation programs. The Committee took note of the results of the say-on-pay vote from the 2020 Annual Meeting, which resulted in approximately 75% of the shares being voting in favor of the say-on-pay proposal. In connection with the say-on-pay vote, and also as a matter of course, during 2020, CSX actively sought feedback from shareholders to better understand what motivated their votes. The Committee Chair participated in a majority of these conversations. Over the course of this engagement, we learned that shareholders were generally satisfied with the Company's executive compensation programs.

Elements of the Company's 2020 Executive Compensation Programs

As an organization focused on pay-for-performance, CSX provides competitive total compensation opportunities in line with similar Comparator Group companies. The Committee reviews the performance and accomplishments of each executive to ensure incentive payouts that are consistent with the Company's overall executive compensation program objectives.

The Committee makes its decisions concerning the specific compensation elements and total compensation paid or awarded to the Company's NEOs within the framework described herein. The objective is to provide total compensation opportunities that are competitive with those offered by companies in the Comparator Group and that appropriately incentivize individual performance. The actual amount of incentive compensation paid is dependent upon both the achievement of Company performance goals and individual performance.

Pay Element	Form	Performance	Objective
Salary 	Cash	Based on assessment of scope of responsibilities, individual performance, experience and long-term shareholder value creation	Recruit, engage and retain talented high-performing leaders
Short-Term Incentives	Cash	The Company's performance measures for the 2020 short-term incentive awards are: ■ Operating Income ■ Operating Ratio ■ Safety Individual performance is also considered for determining the final payout for the executive	Motivate and reward executives and eligible employees for driving performance within a one-year period
Long-Term Incentives	■ Performance Units (50%) ■ Non-qualified Stock Options (50%)	The performance measures for the performance units issued as part of the 2020-2022 long-term incentive plan are: ■ Operating Income ■ Free Cash Flow Formulaic linear Relative Total Shareholder Return modifier of +/- 25% with 250% maximum Non-qualified Stock Options only have value if the price of CSX's common stock increases after grant	Motivate and reward executives to drive strategic initiatives that create shareholder value over a three-year period

The Company also provides retirement and other health and group benefits, non-qualified deferred compensation plans and limited perquisites. The NEOs generally participate in the same benefit programs as all eligible management employees.

2020 Target Compensation Mix for the CEO and Other NEOs

The Company's executive compensation philosophy requires that a substantial portion of total compensation be at-risk and consist of performance-based incentives that are linked to CSX's financial and operating results. In addition, the Committee strives to strike an appropriate balance between short and long-term compensation. The mix between fixed and variable compensation and short and long-term compensation is designed to align the NEOs' financial incentives with shareholder interests. In 2020, 91% of the CEO's targeted Total Direct Compensation was performance-based and at-risk. The target compensation mix for each of the NEOs is shown below, with equity awards valued as described.

James M. Foote	President and Chief Executive Officer



Age **67**   Tenure **3.4 years**

Responsibilities

Mr. Foote has served as President and Chief Executive Officer since December 2017. He joined CSX in October 2017, as Executive Vice President and Chief Operating Officer, with responsibility for both operations and sales and marketing. Mr. Foote has more than 40 years of railroad industry experience. Prior to joining CSX, he was President and Chief Executive Officer of Bright Rail Energy. Before heading Bright Rail, he was Executive Vice President, Sales and Marketing with Canadian National Railway Company. At Canadian National, Mr. Foote also served as Vice President – Investor Relations and Vice President Sales and Marketing – Merchandise.

2020 Accomplishments

- Established, aligned and communicated CSX's five-year strategy supporting growth through innovation, harnessing technology and fostering a one-team workforce setting aggressive long-term growth objectives.
- Named the 2020 Railroad Innovator of the Year by Progressive Railroading and RailTrends for outstanding achievements in the industry.
- Drove safety improvements that reduced FRA personal injuries and led the industry in personal injury performance.
- Delivered record operating ratio in 3 of 4 quarters excluding real estate and line sale gains.
- Participated in listening sessions and advanced diversity, equity and engagement by ensuring CSX is committed through actions to address racial equity and social justice.

2020 Target Compensation



39% Stock Options
9% Salary
14% Short-term Incentives
38% Performance Units

Base Salary:	$1,250,000
Target Annual Bonus:	$2,000,000
Target Long-Term Incentives:	$11,000,000
Target Total Direct Compensation:	$14,250,000

50% of 2020 LTI was performance-based

Kevin S. Boone — Executive Vice President and Chief Financial Officer



Age **44**   Tenure **3.5 years**

Responsibilities

Mr. Boone has served as Executive Vice President and Chief Financial Officer since October 2019. In this role, he is responsible for all financial aspects of the Company's business including financial and economic analysis, accounting, tax, treasury, real estate and purchasing activities. Mr. Boone has more than 18 years of experience in finance, accounting, mergers and acquisitions, and transportation performance analysis. He joined CSX in September 2017, as Vice President of Corporate Affairs and Chief Investor Relations Officer and was later named Vice President, Marketing and Strategy leading research and data analysis to advance growth strategies for CSX.

2020 Accomplishments

- Drove nearly $200 million of incremental productivity ($400 million in total).
- Quickly reacted to the impact of COVID and identified new opportunities to reduce costs.
- Positioned CSX with the strongest liquidity position in the industry with nearly $3 billion of cash.
- Led team through diligence process and execution of agreement to acquire Pan Am Railways, which is expected to provide an opportunity to leverage operating team and drive additional growth, if approved.

2020 Target Compensation



37% Stock Options
14% Salary
12% Short-term Incentives
37% Performance Units

Base Salary:	$475,000
Target Annual Bonus:	$427,500
Target Long-Term Incentives:	$2,500,000
Target Total Direct Compensation:	$3,402,500

50% of 2020 LTI was performance-based

Jamie J. Boychuk — Executive Vice President – Operations



Age **43**   Tenure **3.8 years**

Responsibilities

Mr. Boychuk has served as CSXT's Executive Vice President – Operations since October 2019. In this role, he is responsible for transportation, mechanical, engineering and network operations. Since joining CSXT in 2017, he has held the positions of Senior Vice President of Network, Engineering, Mechanical and Intermodal Operations; Vice President of Scheduled Railroading; and Assistant Vice President of Transportation Support. Mr. Boychuk previously worked at Canadian National Railway, where he served for 20 years in various operational roles of increasing responsibility.

- Led the reduction of total daily train starts by 15% year-over-year and improved distributed power trains by 14% year-over-year.
- Implemented a Furlough Mitigation program to reduce impact on T&E workforce during COVID-19 pandemic.
- Led the Operations team that delivered an industry-leading Federal Railroad Administration ("FRA") personal injury rate.
- Achieved record levels of fuel, locomotive and T&E efficiencies.
- Generated $22 million in Engineering productivity.

2020 Target Compensation



36% Stock Options
15% Salary
13% Short-term Incentives
36% Performance Units

Base Salary:	$500,000
Target Annual Bonus:	$450,000
Target Long-Term Incentives:	$2,500,000
Target Total Direct Compensation:	$3,450,000

50% of 2020 LTI was performance-based

Nathan D. Goldman

Executive Vice President – Chief Legal Officer and Corporate Secretary



Age **63**   Tenure **17.7 years**

Responsibilities

Mr. Goldman has served as Executive Vice President, Chief Legal Officer and Corporate Secretary of CSX since November 2017. In this role, he directs the Company's legal affairs, government relations, risk management, public safety, environmental, corporate communications and internal audit functions. During his 17 years with the Company, Mr. Goldman has previously served as Vice President of Risk Compliance and General Counsel and has overseen work in compliance, risk management and safety programs.

2020 Accomplishments

- Worked to successfully secure over $200 million in rail infrastructure and safety improvement grants.
- Secured $745 million in state public funding to CSX on strategic growth projects.
- Managed critical litigation to successful conclusions.
- Actively engaged on critical legislation impacting the Company's competitive interests.
- Successfully engaged in messaging and clear action regarding social unrest and racial equity with both employees and community partners.

2020 Target Compensation



34% Stock Options
17% Salary
15% Short-term Incentives
34% Performance Units

Base Salary:	$500,000
Target Annual Bonus:	$450,000
Target Long-Term Incentives:	$2,000,000
Target Total Direct Compensation:	$2,950,000

50% of 2020 LTI was performance-based

Mark K. Wallace

Executive Vice President – Chief Sales / Marketing Officer



Age **51**   Tenure **4 years**

Responsibilities

Mr. Wallace has served as Executive Vice President of Sales and Marketing since July 2018. In this role, he is responsible for developing and implementing the Company's commercial strategy. He joined the Company in March 2017 and previously served as Executive Vice President and Chief Administrative Officer, Executive Vice President of Corporate Affairs and Chief of Staff to the CEO. Prior to joining CSX, he served as the Vice President of Corporate Affairs and Chief of Staff at Canadian Pacific, a role he was appointed to in July 2012.

2020 Accomplishments

- Led development of CSX's five-year growth strategy including creation of a blueprint for cultural transformation at CSX.
- Successfully hosted virtual customer engagement forums, customer town halls, and short-line conference comprised of 100 customers representing over $4.5 billion in revenue for CSX.
- Led COVID-19 return-to-work efforts and team focused on Jacksonville headquarters offices, including design and implementation of safety protocols and communications.
- Implemented technological advancements focused on customer service, automation, analytics and growth.

2020 Target Compensation



35% Stock Options
16% Salary
14% Short-term Incentives
35% Performance Units

Base Salary:	$550,000
Target Annual Bonus:	$495,000
Target Long-Term Incentives:	$2,500,000
Target Total Direct Compensation:	$3,545,000

50% of 2020 LTI was performance-based

2020 Base Salary

The Committee determines a base salary for each executive annually based on its assessment of the individual's scope of responsibilities, performance, and experience. The Committee also considers salary data for similar positions within the Comparator Group. After considering this information and in light of the economic environment, including the impact of the COVID-19 pandemic on CSX, the Committee did not increase the base salary of any of the NEOs in 2020. Base salary may represent a larger or smaller percentage of total compensation actually paid, depending on whether actual Company and individual performance under the short and long-term incentive plans discussed herein fall short of or exceed the applicable performance targets.

2020 Short-Term Incentive Compensation

Goal Setting Process for 2020 MICP

In January 2020, the Committee established the goals and measures under the 2020 Management Incentive Compensation Plan (the "2020 MICP") and developed a performance structure to drive business results and create value for shareholders. The 2020 MICP was designed to leverage the Company's successful transition to scheduled railroading, an operating model that has enhanced customer service levels allowing the Company to focus on new business opportunities and revenue growth. The 2020 MICP was structured to reward executives and eligible employees for driving Company performance over a one-year period. Each NEO was provided an incentive opportunity based on the goals established by the Committee expressed as a percentage of base salary earned during the year ("Target Incentive Opportunity"). In 2020, the Target Incentive Opportunity level for Mr. Foote was 160% of base salary and 90% of base salary for Messrs. Boone, Boychuk, Goldman and Wallace.

2020 MICP Performance Measures

In January 2020, the Committee approved the performance measures for the 2020 MICP, which included operating income, operating ratio and safety improvement targets. Each of these measures have proven to be critical drivers of CSX's business success. In an effort to enhance focus on sustainable growth, the Committee adjusted the weightings of the operating income and operating ratio metrics from 45% each under the 2019 MICP to 60% and 30%, respectively, under the 2020 MICP. The safety metrics remained at a 10% weighting under the 2020 MICP.

Operating Income (60%)

Directly tied to Operating Ratio targets and gauges the general health of the core business - quantifying our profitability.

Operating Ratio (30%)

A key indicator of the Company's efficiency, this measure helps us maintain focus on maximizing the value of our service product, as well as ensuring that our processes are safe and cost efficient, which are main themes of our guiding principles.

Safety (10%)

Added in 2019 and continued in 2020, FRA Personal Injury and Train Accident rates underscore the critical importance of intensifying our focus on injury and accident prevention.

To determine the payout under the MICP, the Committee assesses the Company's performance against the performance goals for the year. These Company performance measures can result in a payment between 0% and 200% of the NEO's Target Incentive Opportunity. In addition, individual performance and Committee discretion allows for upward or downward payout adjustments based on individual performance and / or in the case of exceptional circumstances such as those experienced in 2020. As shown in the *Summary Compensation Table*, the 2020 MICP payouts reflect the Company's financial and operational performance, and individual NEO performance, taking into account the Committee's exercise of discretion to recognize the successes of the management team in the midst of the COVID-19 pandemic.

2020 MICP Targets and Payout Percentages

Given CSX's strong performance in 2019 and to accelerate our business transformation, we set the 2020 annual incentive targets with significant stretch and with much narrower performance shoulders than had been our practice. The 2020 MICP was designed to leverage the Company's strong customer service levels to create new business opportunities and grow revenue. The charts below illustrate the very narrow performance shoulders for both operating income and operating ratio in the 2020 MICP.



The Committee approved an operating income target for the 2020 MICP of $4.93 billion and an operating ratio target of 58.1% (adjusted for the actual average price of highway diesel fuel) based on the Company's business plan. The threshold payout level for operating income and operating ratio were $4.83 billion and 58.6%, respectively. The 2020 operating income target of $4,930 million was set lower than the 2019 target and 2019 actual results of $4,955 million and $4,965 million, respectively, due to adjustments made to 2019 results based on one-time extraordinary items. These items, totaling $95 million, resulted in normalized 2019 results of $4,870 million, which was the basis for the 2020 operating Income targets. In addition, the 2020 MICP also included safety improvement targets for FRA Personal Injuries and FRA Train Accidents of 0.86 and 2.20, respectively.

Assessing 2020 Performance in the COVID-19 Environment

The COVID-19 pandemic significantly disrupted our business in a manner that, in the opinion of the Committee, rendered the performance goals under the 2020 MICP no longer attainable for purposes of measuring and rewarding the performance of our management team in 2020. As previously noted, in the second quarter, CSX experienced the largest quarterly volume declines in Company history. In light of the continuing uncertainty and volatility related to the pandemic, the Committee chose not to reset the goals under the 2020 MICP during the performance period. Instead, the Committee indicated that it would use a principled approach to assessing payouts based on overall Company performance during the year focusing on five key areas:

■ Actions taken to keep employees, customers and the communities in which CSX operates safe;

■ The direct impact of COVID-19 on performance and what performance would likely have been excluding the impact of COVID-19;

■ CSX performance on critical operational and financial metrics, relative to the other Class I railroads;

■ Actions by management to manage the impacts of COVID-19, while also maximizing Company performance and positioning the Company for growth; and

■ Shareholder experience over 2020.

The Company performed well above target levels during the first quarter of 2020 (producing a record first quarter operating ratio of 58.7%), which the Company believed to be a signal of strong performance to come over the rest of the year. With the onset of the COVID-19 pandemic, which began to impact the Company's business performance during the second quarter of 2020, the financial and operational targets under the 2020 MICP became unachievable. In the second quarter, volume and revenue dropped 20% and 26%, respectively.

Notwithstanding the historic disruption caused by the COVID-19 pandemic, our management team demonstrated exceptional performance that proved critical to our Company's overall success in 2020 in the following five key areas:

SAFETY: **Actions taken to keep employees, customers and the communities in which CSX operates safe.**

- The Company invested $10 million to protect its employees by prioritizing health and safety, and accelerating the Company's total well-being strategy.

- In response to the impact of the COVID-19 pandemic, the Company quickly developed and implemented technology solutions enabling remote work capabilities and efficiencies.

- Management was able to minimize the impacts of the pandemic on the workforce by maintaining base salary levels and creating a furlough mitigation program.

- The Company also actively engaged in messaging and implementing an action plan regarding social unrest and racial equity, engaging in conversations with union leaders and advocating at the local, state and federal government levels on behalf of CSX and the industry.

IMPACT OF COVID: **The direct impact of COVID-19 on performance and what performance would likely have been excluding the impact of COVID-19.**

- CSX had a record operating ratio in the first quarter of 2020.

- Excluding second quarter results, CSX would have achieved a maximum payout under the operating ratio performance measure, which would have produced an MICP payout of 60% on this measure alone.

PERFORMANCE RELATIVE TO PEERS: **CSX performance on critical operational and financial metrics, relative to other Class I railroads.**

- CSX performance remained strong relative to class I peers, leading the industry in volume performance while continuing to deliver significant cost savings.

- The Company continued to be an industry leader in safety, achieving record low numbers in personal injuries in 2020, which was the lowest among its Class I peers.

- The total number of train accidents was 16% lower than in 2019, but the lower volumes resulted in fewer train miles, and a corresponding increase in the Company's train accident rate in 2020.

PERFORMANCE, GROWTH & SUSTAINABILITY: **Actions to manage COVID-19 impacts, while maximizing performance and positioning for growth.**

- The Company effectively managed the network through periods of extreme volatility to drive additional structural efficiencies and create incremental operating leverage in both rapidly declining and rapidly rebounding volume environments, all while continuing to prioritize safety.

- The Company was able to realize significant revenue growth in certain markets through efforts by the Sales and Marketing team during the pandemic to leverage its customer relationships.

- As volumes declined with the onset of the pandemic, the Company found ways to control or reduce expenses by taking actions and driving productivity in asset efficiency, engineering, fuel savings and reduced overtime. These efforts resulted in a total year-over-year expense reduction of $751 million.

- Swift actions taken to reduce cash outflows on both the expense and share buyback side, coupled with a debt issuance in March and elevated cash balances entering 2020 resulted in $3.8 billion of available liquidity at the end of the second quarter of 2020, when the impact of the pandemic was at its strongest.

- The Company continued to be an industry leader in ESG performance for its achievements in sustainability, diversity and inclusion, community service and emissions reduction, receiving multiple accolades in these areas, including recognition by the Wall Street Journal as the highest ranking company in sustainability in the transportation sector.

- The Company also became the first U.S. Class I railroad to operate at a fuel efficiency rate of less than one gallon of fuel per thousand gross ton miles for a quarter.

VALUE CREATION: **Shareholder experience over 2020.**

- By virtue of management executing a rapid response plan with the onset of the COVID-19 pandemic, CSX was able to reinforce customer confidence and maintain its operating and service advantage over other railroads.

- In connection with these efforts, CSX stock prices reached an all-time high of $93.71 in 2020, with total shareholder return of 27.1% for the year.

The Committee believes that these achievements are aligned with the Company's strategic short and long-term goals, which are directly impacted by executive leadership actions, support our long-term strategy, help deliver shareholder value and ensure retention of critical talent. The Committee also believes that while sustained improvements in operating efficiencies and the focus on growth will continue to play a critical role in the creation of shareholder value, our management team was able to deliver shareholder value under exceptional circumstances, while positioning the Company to grow volumes as consumer demand returns.

The 2020 MICP allowed for the Committee to exercise its discretion in making payouts above actual results. In light of the achievements of our management team described above and their performance in the face of the unprecedented challenges brought on by the COVID-19 pandemic, the Committee determined that it was appropriate to make payments to each of our NEOs under the 2020 MICP at 75% of their respective Target Incentive Opportunities. The Committee believes that the payout was aligned with the overall business performance and stakeholder experience in 2020. The payout consisted of 10% of the Target Incentive Opportunities based on safety performance for 2020, and 65% of the Target Incentive Opportunities based on the Committee's discretion in recognition of our NEOs performance during 2020, measured relative to the five key areas of focus. These payouts are reflected in the "Bonus" and "Non-Equity Incentive Plan Compensation" columns, respectively, of the *Summary Compensation Table*. While the NEOs received a payout of 75% for the 2020 MICP, eligible management employees who achieved performance expectations (approximately 2,500 employees) received an annual incentive compensation payout of 100% of their Target Incentive Opportunities.

2021 MICP Design

The 2021 MICP design continues to emphasize safety, operating income and operating ratio with the addition of other operational and ESG-focused performance measures, which include customer service, fuel efficiency and initiative-based revenue growth. The addition of these measures is designed to enhance focus on items that employees have the ability to directly influence, align to shareholder expectations, and support the One-CSX initiative. The goal of the "One-CSX" initiative is to promote a culture, rooted in a set of core values, that positions the Company to be an employer of choice to attract and retain the best talent and assure that every employee understands and delivers on strategic priorities.



2021 MICP WEIGHTINGS

- 10% Initiative-based Revenue Growth
- 30% Operating Income
- 30% Operating Ratio
- 5% FRA Personal Injury Rate
- 5% FRA Train Accident Rate
- 10% Trip Plan Compliance
- 10% Fuel Efficiency

Long-Term Incentive Compensation

The Company's long-term incentive compensation program is intended to:

- ■ Engage and reward employees for extraordinary results that will maximize shareholder value;
- ■ Reinforce a pay-for-performance culture with a significant portion of total compensation at risk; and
- ■ Align NEO interests with those of shareholders with a focus on generating sustainable performance over a multi-year period.

These goals are accomplished by providing equity-based incentives focused on financial performance measures that: (i) have a historically high correlation to shareholder returns; (ii) are within management's direct control; and (iii) encourage long-term commitment to delivering shareholder value. Long-term incentives have been granted under the shareholder-approved 2010 CSX Stock and Incentive Award Plan (the "2010 Stock Plan") and 2019 Stock and Incentive Award Plan (the "2019 Stock Plan" and together with the 2010 Stock Plan, the "Stock Plans").

The Stock Plans allow for different types of equity-based awards and provide flexibility in compensation design to attract, retain and engage high-performing executives. The Committee determines the mix of equity vehicles annually to ensure alignment with market practice, motivate appropriate long-term results-driven behaviors, and align Company and NEO performance to shareholder interests and maximize value creation.

Elements of Long-Term Incentive Compensation

The Long-Term Incentive Plan ("LTIP") provides a significant portion of the NEOs' compensation. Each year, a market competitive long-term incentive target grant value is determined by the Committee for each NEO, as part of the Committee's annual review process, based on factors described above and converted into the appropriate value of equity awards. The awards have generally consisted of performance units and non-qualified stock options. The number of performance units is determined based on the award value divided by the average closing value of CSX common stock for the full three-month period prior to the grant. The number of non-qualified stock options is determined based on the award value divided by the Black-Scholes value for that same period. The grants associated with each three-year cycle are reviewed and approved by the Committee each year for the NEOs and other eligible participants. These grants are made and the performance targets set following the annual Board review of the Company's business plan for the applicable upcoming three-year period.

For 2020, as part of its review process, the Committee increased the incentive target value for Mr. Foote to $11 million and for Messrs. Boone, Boychuk and Wallace to $2.5 million. Each LTIP grant was comprised of performance units and non-qualified stock options awards, which were designed to drive long-term value and growth through the achievement of Company performance goals and increased stock prices. Since the three-year performance cycles run concurrently, the Company may have up to three active cycles during a given year. For example, the 2018-2020 performance cycle closed on December 31, 2020, and was paid out in January 2021. The 2019-2021, 2020-2022 and 2021-2023 cycles remain in progress, which help ensure that our employees remain focused on sustainable long-term performance. Although the goals established under each of the outstanding LTIP cycles have been adversely affected by the impacts of the pandemic, the Committee chose not to reset goals on any of the in-flight plans.

Performance Units. Performance units are granted at the beginning of the applicable performance cycle in accordance with the LTIP, as described below. Awards are paid in the form of CSX common stock at the end of the performance period based on the level of achievement on Company performance goals. Performance units are generally subject to forfeiture if a participant's employment terminates before the end of the performance cycle for any reason other than death, disability, retirement or other limited circumstances, as approved by the Committee. In such instances, participants generally receive a pro-rata portion of their award based on the number of months completed in the LTIP cycle. Mr. Foote is currently eligible for retirement for purposes of the LTIP and his employment agreement provides that, in connection with his retirement, his outstanding performance units will remain outstanding and eligible to vest based on performance through the end of any outstanding LTIP cycles.

Performance unit payouts for each LTIP cycle, if any, do not occur until approved by the Committee in January of the year following the last year of the three-year performance cycle. These payouts can vary from the target grants in terms of both the number of shares paid out due to financial performance and the market value of CSX common stock at the time of payout. Based on actual performance, as discussed below, the performance unit payouts for the NEOs at the end of the performance cycle can range from 0% to 200% or 0% to 250% of the target grants depending on the cycle, and can be of lesser or greater value than the original grant value based on the level of achievement on the performance goals and the price of CSX common stock.

Non-qualified Stock Options. Non-qualified stock options require stock price appreciation to provide any value to the NEOs. As a result, they reinforce leadership's focus on the importance of value creation for shareholders. Non-qualified stock options provide participants with the right to buy CSX stock at an agreed-upon price within 10 years of the date of grant. The exercise price of the non-qualified stock options is established as the closing stock price on the date of grant. The Stock Plans prohibit the repricing of outstanding non-qualified stock options without the approval of shareholders. For outstanding LTIP cycles, non-qualified stock options are subject to forfeiture if a participant's employment terminates before the end of the vesting period for any reason other than death, disability, retirement or other limited circumstances, as approved by the Committee. In such instances, participants receive a pro-rata portion of the award based on the number of months completed in the cycle. The employment agreement for Mr. Foote provides that, in connection with his retirement, the full awards will continue to vest in accordance with their terms.

Performance Measures for the 2018-2020 LTIP

For performance units granted under the 2018-2020 LTIP cycle, final year operating ratio and cumulative free cash flow were selected and were equally weighted to measure the Company's performance.

Operating ratio has a historically high correlation to the Company's stock price and serves as a key financial performance measure for CSX and the railroad industry. As such, the use of operating ratio has strengthened participants' understanding of how they can impact Company performance and drive operating efficiency. Long-term improvements in operating ratio have increased operating income and earnings, and created value for shareholders. Free cash flow was chosen as a performance measure as it is a key measure of the financial health of the business and has a high correlation to shareholder returns and aligns with CSX's financial business plan. Operating ratio and free cash flow were each weighted 50% of the total payout opportunity and were measured independently of the other.



Operating Ratio (OR) = $\frac{\text{Operating Expenses}}{\text{Operating Revenues}}$

50%

Free Cash Flow = Net Operating Profit - Net Investment in Operating Capital

50%

The threshold, target and maximum payouts for each measure are 10%, 50% and 100% of the performance units subject to the award respectively, generating a total target payout of 100% of the performance units and a maximum possible payout of 200% of the performance units for the 2018-2020 LTIP. The 2018-2020 LTIP measured final year operating ratio and cumulative free cash flow over a 12-quarter period from January 2018 through December 2020.

In addition to operating ratio and free cash flow, the performance units for this LTIP cycle had a formulaic linear upward or downward relative total shareholder return ("Relative TSR") modifier of up to 25% (subject to the 200% overall cap) based on CSX's stock price performance compared to the peer group (weighted 80% core peers and 20% additional correlated companies) for the 12-quarter period from January 2018 through December 2020.

The Committee recognizes that operating ratio is a measure in the short and long-term plans, but believes inclusion in both plans reflects the criticality of the alignment between operating ratio and the Company's focus on operating efficiency. The Committee does not believe this overlap will create inappropriate risk-taking since the measurement periods are different (one vs. three years), and operational measures and reviews are in place to monitor risk. The Committee annually reviews the measures used for each long-term incentive cycle, and makes changes as appropriate.

Financial Goals for the 2018-2020 LTIP

The LTIP targets for the performance units granted under the 2018-2020 LTIP were set to incentivize long-term shareholder value creation. The goals were set in February 2018 based on the three-year business plan at the time of its adoption. The targets under the 2018-2020 LTIP were as follows:

Final Year Operating Ratio (100% maximum payout)		
Threshold (10% payout)	Target (50% payout)	Maximum (100% payout)
62.8%	61.8%	59.8%

Cumulative Free Cash Flow (100% maximum payout)		
Threshold (10% payout)	Target (50% payout)	Maximum (100% payout)
$8,000M	$8,150M	$8,500M

At the time the 2018-2020 LTIP was approved by the Committee, a provision was made for the adjustment of the operating ratio performance goals by a pre-determined amount if the average cost of highway diesel fuel was outside the range of $2.75 - $3.25 per gallon. This potential adjustment is designed to mitigate the positive and negative impact volatile fuel prices may have on expenses and operating ratio. Pursuant to the terms of the 2018-2020 LTIP, the final year operating ratio targets were adjusted based on an average price per gallon of highway diesel fuel of $2.57, which fell below the range of $2.75 – $3.25 per gallon. This adjustment made the operating ratio target more difficult to achieve.

Payout for the 2018-2020 LTIP Performance Units

Based on a final year operating ratio of 58.8% and a cumulative free cash flow of $9.3 billion for the cycle, the payout for the performance units, which comprised 60% of 2018-2020 LTIP, was 200% of target. The Company's Relative TSR performance against the peer group was in the top quartile for the cycle, providing an upward modifier of 125%, but the maximum payout for the 2018-2020 LTIP was capped at 200% so no upward adjustment was applied.



CSX HISTORICAL SHARE PRICE AND OPERATING RATIO

Performance Measures for the Outstanding LTIPs

In determining the performance measures for the performance units for each LTIP cycle, the Committee: (i) considers information on various return-based measures; and (ii) actively monitors the effectiveness of existing measures in driving the Company's strategic business objectives and delivering shareholder returns. For performance units, the 2019-2021 LTIP uses operating ratio and free cash flow on an equally weighted basis to measure the Company's performance and the 2020-2022 LTIP uses operating income and free cash flow on an equally weighted basis to measure the Company's performance. One of the metrics was changed for the 2021-2023 LTIP to address some of the impacts of the economic uncertainty brought about by the COVID-19 pandemic. The 2021-2023 LTIP uses the average annual operating income growth rate and free cash flow on an equally weighted basis, as the performance measures for the performance units. The average annual operating income growth rate measure aligns with the Company's objective of profitable growth and provides the ability to recover and potentially receive a payout in the event of an economic downturn in one year of the program.

The 2019-2021 and 2020-2022 LTIPs are comprised of performance units and non-qualified stock options for the NEOs, and the 2021-2023 LTIP is comprised of performance units, non-qualified stock options and restricted stock units. The number of performance units and restricted stock units awarded to each NEO is calculated based on a specific grant value divided by the average closing price of CSX common stock for the full three-month period prior to the grant. The number of options awarded is calculated based on the Black-Scholes value for the same period. For the 2019-2021 LTIP, the Committee approved a market competitive LTIP grant value for the NEOs allocating 60% of the value to performance units, and 40% for non-qualified stock options. The allocation for the 2020-2022 LTIP was 50% performance units and 50% for non-qualified stock options. Due to continued uncertainty of the macroeconomic environment in light of the COVID-19 pandemic, for the 2021-2023 LTIP, the Committee determined that a more stable equity vehicle was appropriate and approved the inclusion of restricted stock units ("RSUs") for a portion of the LTIP. For the 2021-2023 LTIP, the allocation was 50% performance units, 25% non-qualified stock option and 25% RSUs. The performance units for these three LTIP cycles have a formulaic linear upward or downward Relative TSR modifier of up to 25% with a maximum payout of 250%, which applies only to the CEO and Executive Vice Presidents, which includes all NEOs. This modifier is designed to appropriately align NEO payouts with share price performance relative to a transportation-related peer group.

Clawback Provision

Payouts made under the MICP and LTIPs are subject to recovery or clawback in certain circumstances. Under such clawback provisions, an employee who has received a payout will be required to promptly return the monies (or any portion of the monies requested by the Company) in each of the following circumstances: (i) if it is determined that the employee engaged in misconduct, including but not limited to, dishonesty, fraud (including reporting inaccurate financial information), theft, or other serious misconduct as determined by the Company, (ii) if the Company is required to file an accounting restatement due to the Company's material noncompliance with any financial reporting requirements under the federal securities laws, or (iii) if the payout is otherwise required to be recovered by law or court order (i.e. garnishment).

Employment Agreements

Mr. Foote entered into an employment agreement upon his hiring as Executive Vice President and Chief Operating Officer in October 2017, which was superseded by an employment letter agreement entered into upon his promotion to President and CEO in December 2017. This agreement incorporated certain provisions from his prior agreement relating to: (i) severance benefits; (ii) vesting of long-term incentive awards after retirement; and (iii) employment benefits following a change of control.

Mr. Wallace entered into an employment agreement upon his hiring as Executive Vice President in March 2017. This agreement expires on March 29, 2021. No other NEOs have individual employment agreements. The individual employment agreements have been filed and can be reviewed on the U.S. Securities and Exchange Commission website at www.sec.gov.

Non-Compete and Non-Solicitation Agreements

The President and CEO, executive vice presidents, senior vice presidents, vice presidents, as well as certain other key employees, are required to enter into formal non-compete and non-solicitation agreements with the Company as a condition for participation in each LTIP cycle. The non-compete agreement precludes an executive from working for a competitor of the Company. The non-compete conditions extend for a period of 18 months following separation from employment. The non-solicitation provisions generally prohibit executives from soliciting CSX customers or soliciting, hiring or recruiting CSX employees for any business that competes with CSX for a period of 18 months after separation.

Severance Agreements

Mr. Foote is eligible for the following severance benefits under his employment letter agreement with the Company dated December 22, 2017:

- Lump sum cash payment equal to two times his base salary plus two times his target MICP;
- Pro-rata payment of MICP award; and
- Unless he is terminated for cause, his unvested equity awards will remain outstanding and vest per the original vesting schedules, with any performance-based awards remaining subject to satisfaction of pre-established performance goals.

Mr. Wallace is eligible for the following severance benefits under his employment agreement with the Company dated March 29, 2017:

- Pro-rata vesting of his unvested equity awards, per the original vesting schedules, with any performance-based awards remaining subject to satisfaction of pre-established performance goals;
- Pro-rata payment of MICP award;
- Lump sum cash payment equal to two times his base salary plus two times his target MICP; and
- Reimbursement for all reasonable relocation costs for moving outside the Jacksonville area to another primary residence in North America if relocation is within one year of termination of employment

As of December 31, 2020, Messrs. Boone, Boychuk, and Goldman were eligible for benefits under the Company's general severance policy available to all management employees. Under the general severance policy, the NEOs are eligible to receive: (i) severance based on tenure (certain weeks of salary based on CSX years of service); (ii) continuation of medical and dental coverage for up to one year if periodic separation payments are selected; (iii) financial planning for up to one year; and (iv) prorated vesting of certain outstanding incentive awards.

Notwithstanding the foregoing, if an NEO is entitled to severance benefits under his respective Change-of-Control Agreement, he or she shall not be entitled to the severance benefits outlined above. Severance amounts that would have been payable had the NEOs terminated employment with the Company as of December 31, 2020 are described herein.

Change-of-Control Agreements

The Company provides "double-trigger" change-of-control benefits pursuant to agreements that are designed to ensure management objectivity as it makes strategic business decisions. The Company's policy for severance benefits upon a change-of-control: (i) requires a "double-trigger" (i.e., payments are conditioned upon a change-of-control as well as separation from employment) to receive severance; (ii) prohibits Company reimbursement for the payment of excise taxes; (iii) defines "bonus" as the current "target" amount; and (iv) requires a contract term not to exceed three years. The policy also provides that the payment of severance benefits, without shareholder approval, is limited to 2.99 times base salary plus bonus for NEOs.

All NEOs are subject to the terms of the change-of-control agreements described above and as further detailed under the section entitled "Post-Termination and Change-of-Control Payments."

Benefits

Retirement Programs

CSX's retirement programs currently consist of two components: a defined contribution 401(k) plan and a now closed defined benefit pension plan. The retirement programs described below are provided to the NEOs under the following plans:

- The CSX Corporation 401(k) Plan ("CSXtra Plan");
- CSX Pension Plan (the "Pension Plan"); and
- Special Retirement Plan for CSX Corporation and Affiliated Corporations (the "Special Retirement Plan").

CSXtra Plan

The NEOs may contribute to the CSXtra Plan, a defined contribution 401(k) plan. Participants may contribute on a pre-tax or after-tax basis and receive Company matching contributions. The Company's matching contribution is equal to 100% on the employee's first 1% of eligible compensation contributed, and 50% on the employee's additional contributions up to 6% of base salary, for a Company match up to 3.5% of eligible compensation. Participants may invest contributions in various investment funds.

Qualified CSX Pension Plan

The Pension Plan, which has been closed to new employees since January 1, 2020, is qualified under the Internal Revenue Code (the "Code") and covers the NEOs and CSX's non-union employees who were employed with the Company prior to January 1, 2020. For the NEOs, pension benefits accrue based on a "cash balance" formula. Under the cash balance formula, benefits are expressed in the form of a hypothetical account balance. For each month of service, the NEO's account is credited with a percentage of the participant's pay for that month. The percentage of pay credited is determined based on the participant's age and years of service.

The hypothetical account earns interest credits on a monthly basis based on the annual 10-year Treasury bond rate and the participant's account balance as of the end of the prior month. The average annual interest crediting rate used for 2020 was 3.66%. The resulting benefit is subject to a cap imposed under Section 415 of the Code (the "415 Limit"). The 415 Limit for 2020 was $230,000 (for a life annuity at age 65) and is subject to adjustment for future cost of living changes. Further, under the Code, the maximum amount of pay that may be taken into account for any year is limited. This limit (the "Compensation Limit") is $285,000 for 2020 and is also subject to adjustment for future cost of living changes.

- *Vesting* — Benefits under this formula vest upon the earlier of the completion of three years of service or attainment of age 65.
- *Form of Payment of Benefits* — Benefits under this formula may be paid upon termination of employment or retirement as a lump sum or in various annuity forms. The valuation method and actuarial factors used to determine the present value of accumulated benefits shown in the table are described in the 2020 Annual Report.

Special Retirement Plan of CSX and Affiliated Corporations

The Special Retirement Plan is a non-qualified plan that covers CSX employees, including the NEOs, who were hired before January 1, 2020 and is now closed to new employees. The Special Retirement Plan provides for the payment of benefits that would otherwise not be available under the Pension Plan due to the 415 Limit and the Compensation Limit, both described above. The purpose of the Special Retirement Plan is to assist CSX in retaining key executives by allowing the Company to offer competitive pension benefits.

Under the Special Retirement Plan, participants receive non-qualified pension benefits on base salary and short-term incentive compensation that exceed the $285,000 compensation limit under the Code and the $230,000 benefit cap under Section 415 of the Code. These benefits are calculated using the cash balance formula described above for all of the NEOs, without regard to the 415 Limit or the Compensation Limit.

Non-qualified pension benefits can be paid in the same form as under the Pension Plan. Pension benefits under the Special Retirement Plan are subject to: (i) suspension and possible forfeiture if a retired executive competes with the Company or engages in acts detrimental to the Company; or (ii) forfeiture if an executive is terminated for engaging in acts detrimental to the Company.

The valuation method and actuarial factors used to determine the present value of accumulated benefits shown in the *2020 Pension Benefits Table* for the Special Retirement Plan are described in the 2020 Annual Report.

Health and Group Benefits

CSX provides the same health and group benefits to the NEOs as those available to all non-union employees. The Company also provides basic life insurance and accidental death and dismemberment insurance coverage to all management employees, each of which is equal to two times their respective annual salaries, up to $1 million. The Company also provides NEOs, on the same basis as other management employees, salary continuance in the event of short-term or long-term disability, travel accident insurance and vacation based on length of service.

Executive Deferred Compensation Plan

CSX offers a voluntary, non-qualified Executive Deferred Compensation Plan ("EDCP") for the benefit of its executives and other eligible employees. Under the EDCP, the NEOs may defer compensation in excess of qualified plan limits until retirement or another specified date or event. Participating employees with base salary above the qualified plan limits, may defer compensation to allow them to receive the full Company matching contribution of up to 3.5% of base salary not otherwise available to them under the CSXtra Plan.

Under the EDCP, participating employees, including NEOs, are entitled to voluntarily elect to defer up to: (i) 75% of base pay; (ii) 100% of awards payable in cash under CSX's short-term incentive plans; and (iii) 100% of performance units payable under the Company's LTIP in the form of stock. NEOs also are entitled to receive matching contributions that would have been received under CSX's 401(k) plan assuming that: (i) certain compensation limits prescribed by the Code did not apply; and (ii) contributions made under the EDCP were instead made under CSX's 401(k) plan.

In accordance with a participant's individual elections, deferred amounts, other than stock awards, are treated as if they were invested among the investment funds available under the qualified 401(k) plan. Participants may elect to change the investment of deferred amounts, other than deferred stock awards. EDCP participants may elect to receive payment of their deferred amounts, including earnings, upon separation from service or upon the attainment of a specified date. Participants may elect to receive payment in the form of a lump sum or in semi-annual installments over a period of up to 10 years (or 20 years, prior to 2021).

A participant may apply for accelerated payment of deferred amounts in the event of certain hardships and unforeseeable emergencies. Under the EDCP, cash deferrals are distributed in the form of cash and deferred stock awards are paid in the form of CSX common stock.

Employee Stock Purchase Plan

The CSX Employee Stock Purchase Plan ("ESPP") provides eligible employees the right to purchase shares of CSX common stock in accordance with the terms of the ESPP. All employees who have been employed by the Company at least 30 days prior to the beginning of the enrollment period are eligible to participate in the ESPP.

Under the ESPP, employees may purchase shares at the lesser of: (i) 85% of the fair market value of a share of CSX common stock on the first day of an offering; or (ii) 85% of the fair market value of a share of CSX common stock on the last day of an offering. There are two offering periods each year. The ESPP limits the number of shares of CSX common stock that an employee may purchase in a calendar year to a number of shares that have a fair value (as of the applicable grant date) equal to $25,000.

Other Benefits

The perquisites provided to NEOs in 2020 included: (i) financial planning services of up to $12,000; and (ii) an annual health and well-being examination. The aggregate cost to the Company of these perquisites was approximately $15,000 for each NEO. Additionally, pursuant to Company policy, Mr. Foote, as CEO, is required to travel by Company aircraft at all times for security purposes and to ensure efficient use of his time. Other senior-level executives have access to the Company aircraft and may use it on a limited basis for personal reasons. The amounts related to the NEO's use of the Company aircraft are disclosed in the *Summary Compensation Table*.

Stock Ownership Guidelines

CSX believes that, in order to align the interests of management with those of its shareholders, it is important that NEOs and other senior leaders hold a significant ownership position in CSX common stock relative to their base salary. To achieve this, CSX has established the following formal stock ownership guidelines. Each of the individuals covered by these guidelines must retain 100% of their net shares issued until the guidelines are achieved and has five years in which to do so. The types of equity that apply towards these ownership guidelines are vested and unvested restricted stock units, vested performance units, and any other CSX common stock owned.

Position	Minimum Value
Chief Executive Officer	6 times base salary
Executive Vice Presidents	4 times base salary
Senior Vice Presidents	3 times base salary
Vice Presidents	1 times base salary

Policy Prohibiting Hedging / Pledging of CSX Stock

CSX's insider trading policy prohibits officers and directors from entering into transactions to hedge their ownership positions in CSX securities. In addition, the policy prohibits officers and directors from pledging CSX securities.

2020 Summary Compensation Table

The Summary Compensation Table and the accompanying footnotes describe the amount and type of compensation for the NEOs for 2020 and, if applicable, 2019 and 2018.

Name	Year	Salary ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
James M. Foote President & Chief Executive Officer	2020	1,250,000	1,300,000	5,989,727	6,006,842	200,000	338,576	221,570	15,306,715
	2019	1,250,000	—	6,096,711	3,993,136	3,425,391	534,271	228,024	15,527,533
	2018	1,220,833	—	5,310,204	3,524,190	3,052,083	441,428	221,863	13,770,601
Kevin S. Boone[1] Executive Vice President & Chief Financial Officer	2020	475,000	277,875	1,361,291	1,365,194	42,750	70,665	31,007	3,623,782
	2019	399,928		995,402	1,481,381	599,756	78,450	27,956	3,582,873
	2018								
Mark K. Wallace Executive Vice President & Chief Sales and Marketing Officer	2020	550,000	321,750	1,361,291	1,365,194	49,500	92,798	113,188	3,853,721
	2019	550,000	—	1,219,356	798,634	860,310	132,808	42,602	3,603,710
	2018	550,000	—	3,367,141	783,158	990,000	139,665	118,199	5,948,163
Jamie J. Boychuk[1] Executive Vice President – Operations, CSXT	2020	500,000	292,500	1,361,291	1,365,194	45,000	74,190	26,121	3,664,296
	2019	392,696	—	1,007,915	1,686,335	645,054	81,938	23,885	3,837,823
	2018								
Nathan D. Goldman Executive Vice President & Chief Legal Officer	2020	500,000	292,500	1,089,048	1,092,151	45,000	136,918	47,674	3,203,291
	2019	500,000	—	1,219,356	2,001,314	711,000	172,086	33,600	4,637,356
	2018	500,000	—	1,180,057	783,158	900,000	182,544	36,523	3,582,282

[1] No amounts are included for Messrs. Boone and Boychuk as they were not NEOs for 2018.

[2] **Bonus** – The amounts included in this column represent the discretionary portion of the annual incentive payout for the 2020 MICP. The Committee approved a total payout percentage of 75% of the Target Incentive Opportunity for each of the NEOs in total, of which 65% was discretionary and the remaining 10% was based on performance against measures under the 2020 MICP. The portion of the annual incentive payout under the 2020 MICP based on actual performance is included in the "Non-Equity Incentive Plan Compensation" column.

[3] **Stock Awards** – Amounts disclosed in this column are related to LTIP performance units, RSUs and restricted stock granted in 2018, 2019 and 2020, as applicable, and reflect the aggregate grant date fair value of such stock awards computed in accordance with FASB ASC Topic 718. For performance units, the grant date fair value is based on the probable outcome of performance conditions at the time of grant. For more information and assumptions used in valuing these awards, see Note 4, Stock Plans and Share-Based Compensation in the Notes to the Consolidated Financial Statements in the 2020 Annual Report, which was filed with the SEC on February 10, 2021. If the highest level of performance under each LTIP cycle is achieved, the maximum grant date fair value of the performance units (which does not include stock options, RSUs or restricted stock) for each NEO by year of grant would be: 2020: Mr. Foote - $14,974,317, Messrs. Boone, Wallace and Boychuk - $3,403,227, and Mr. Goldman - $2,722,621; 2019: Mr. Foote - $15,241,776 Mr. Boone - $2,403,222, Messrs. Goldman and Wallace - $3,048,389, and Mr. Boychuk - $2,416,972; 2018: Mr. Foote - $10,620,408, Mr. Boone - $209,898, Messrs. Goldman and Wallace - $2,360,115, and Mr. Boychuk - $272,705.

[4] **Option Awards** – The values included in this column represent the aggregate grant date fair value of non-qualified stock options granted to each NEO computed in accordance with FASB ASC Topic 718. For more information and assumptions used in valuing these awards, see Note 4, Stock Plans and Share-Based Compensation in the Notes to the Consolidated Financial Statements in the 2020 Annual Report, which was filed with the SEC on February 10, 2021.

[5] **Non-Equity Incentive Plan Compensation** – The amounts included in this column represent non-discretionary annual incentive payouts under the MICP for the applicable year. For 2020, the non-discretionary annual incentive payout was 10% of the Target Incentive Opportunity for each of the NEOs.

[6] **Change in Pension Value and Non-qualified Deferred Compensation Earnings** – The values in this column reflect aggregate changes in the actuarial present value of pension benefits. The changes in values result from increases in each individual's years of service, total cash compensation and revised mortality assumptions, as well as from a decrease in the pension discount rate from 3.13% to 2.43%. CSX measured its pension values as of December 31, 2020.

[7] **All Other Compensation** – The values in this column for 2020 include amounts for personal usage of Company aircraft, financial planning/tax preparation services, annual health savings account contribution associated with participation in the medical plan and the Company's match under the 401(k) and non-qualified deferred compensation plans. For Mr. Foote, the values in this column for 2020 include, along with the other items discussed above, $165,806 for Company-mandated aircraft usage, as described in the CD&A, and a $33,789 nonqualified deferred contribution Company match. Mr. Wallace's figure includes $75,550 for aircraft usage. Mr. Goldman's figure includes $10,050 in matching charitable contributions made on behalf of him and his spouse.

2020 Grants of Plan-Based Awards Table

In 2020, the NEOs received grants of the plan-based awards as shown in the table below.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Awards[2] (# units)			All Other Stock Awards[3] (units)	All Other Option Awards[4] (#)	Exercise Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards[5] ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (units)	Target (units)	Maximum (units)				
James M. Foote	Feb. 18, 2020				14,125	75,333	188,333				5,989,727
	Feb. 18, 2020								318,159	79.51	6,006,842
		50,000	2,000,000	4,000,000							
Kevin S. Boone	Feb. 18, 2020				3,210	17,121	42,803				1,361,291
	Feb. 18, 2020								72,309	79.51	1,365,194
		10,687	427,500	855,000							
Mark K. Wallace	Feb. 18, 2020				3,210	17,121	42,803				1,361,291
	Feb. 18, 2020								72,309	79.51	1,365,194
		12,375	495,000	990,000							
Jamie J. Boychuk	Feb. 18, 2020				3,210	17,121	42,803				1,361,291
	Feb. 18, 2020								72,309	79.51	1,365,194
		11,250	450,000	900,000							
Nathan D. Goldman	Feb. 18, 2020				2,568	13,697	34,243				1,089,048
	Feb. 18, 2020								57,847	79.51	1,092,151
		11,250	450,000	900,000							

[1] Estimated Future Payouts Under Non-Equity Incentive Plan Awards – The amounts in these columns reflect the threshold, target and maximum payout opportunities for 2020 under the MICP based on the Target Incentive Opportunities for each NEO. The values reflect a threshold payout of 2.5% of each NEO's Target Incentive Opportunity, a target payout of 100% of each NEO's Target Incentive Opportunity and a maximum payout of 200% of each NEO's Target Incentive Opportunity. The amounts actually paid for 2020 under the MICP are included in the Summary Compensation Table above.

[2] Estimated Future Payout Under Equity Incentive Plan Programs – The amounts in these columns reflect the number of shares subject to performance units granted for the 2020-2022 LTIP cycle that are eligible to be earned and vest based on threshold, target and maximum achievement of pre-established financial performance goals. The Company's performance over the 2020-2022 performance period will determine the number of shares that are paid out in respect of such performance units, which can range from 0% to 250% of the performance units subject to the grants. The 2020-2022 LTIP is designed to payout 25% at threshold, 100% at target and 200% at maximum. The number listed in the threshold column (25% of the total performance units subject to the grant) is the number of performance units that would be earned if the threshold performance level were achieved for only one of the financial performance measures. The NEOs also have a relative Total Shareholder Return payout modifier applicable to the performance units based on a linear formula, which can increase or decrease the payout by as much as 25%, giving them a threshold payout of 18.75% and a maximum payout of 250%. The number listed in the threshold column (18.75% of the total performance units subject to the grant) is the number of performance units that would be earned if the threshold performance level were achieved for only one of the financial performance measures and the modifier is -25%. If both financial performance measures reach threshold performance level and the modifier is -25%, the resulting threshold payout would be 37.50% for the NEOs. The number listed in the maximum column (250% of the total performance units subject to the grant) is the number of performance units that would be earned if each metric pays out at maximum and the modifier is +25%.

[3] All Other Stock Awards – There were no RSUs or other stock awards granted to NEOs in 2020.

[4] All Other Option Awards – The amount in this column represents the number of non-qualified stock options granted on February 18, 2020, which vest and become exercisable on a three-year graded vesting schedule. One third of these options will become exercisable on February 18, 2021, February 18, 2022 and February 18, 2023. These options were granted with an exercise price equal to the closing stock price on the date of grant of $79.51.

[5] Grant Date Fair Value of Stock and Option Awards – The values in this column reflect the grant date fair value of performance units and non-qualified stock options granted in 2020, calculated in accordance with FASB ASC Topic 718 and, for performance units, based on the probable outcome of the performance conditions (which is the target). For more information and assumptions used in valuing these awards, see Note 4, Stock Plans and Share-Based Compensation in the Notes to the Consolidated Financial Statements in the 2020 Annual Report, which was filed with the SEC on February 10, 2021, and, for the grant date value of the performance units if maximum levels of performance are achieved, see footnote 3 to the *Summary Compensation Table* above.

2020 Outstanding Equity Awards at Fiscal Year End

The table below presents information pertaining to all outstanding equity awards held by the NEOs as of December 31, 2020. Stock awards are comprised of outstanding performance units, non-qualified stock options, restricted stock and RSUs.

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) (Exercisable)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[5]
James M. Foote	76,040	—	52.92	10/25/27			127,206	11,543,945
	—	242,229	53.82	2/6/28				
	75,515	153,318	68.09	2/6/29				
	—	318,159	79.51	2/18/30				
Kevin S. Boone	5,323	—	52.78	10/1/27	5,450	494,588	21,959	1,992,779
	—	5,028	53.82	2/6/28				
	1,480	3,005	68.09	2/6/29				
	—	82,169	70.45	12/4/29				
	—	72,309	79.51	2/18/30				
Mark K. Wallace	47,966	—	47.28	3/29/27	30,765	2,791,924	26,469	2,402,062
	—	53,829	53.82	2/6/28				
	15,103	30,664	68.09	2/6/29				
	—	72,309	79.51	2/18/30				
Jamie J. Boychuk	4,087	—	53.96	5/26/27	7,649	694,147	22,055	2,001,491
	—	4,286	53.82	2/6/28				
	1,784	3,622	68.09	2/6/29				
	—	80,000	78.94	4/17/29				
	—	72,309	79.51	2/18/30				
Nathan D. Goldman	13,241	—	24.99	12/8/25			24,757	2,246,698
	11,013	—	24.13	2/10/26				
	5,931	—	48.39	2/22/27				
	—	53,829	53.82	2/6/28				
	15,103	30,664	68.09	2/6/29				
	—	70,431	70.45	12/4/29				
	—	57,847	79.51	2/18/30				

[1] Number of Securities Underlying Unexercised Options (Unexercisable) – All stock options were granted 10 years prior to the Option Expiration Date listed in the table above. The stock options granted to all NEOs prior to 2019, to Mr. Boychuk on April 17, 2019 and to Messrs. Boone and Goldman on December 4, 2019, in each case, vest and become exercisable on the third anniversary of the date of grant, generally subject to the NEO's continued service through the applicable vesting date. The other stock options granted to the NEOs in 2019, and the stock options granted to the NEOs in 2020, vest and become exercisable on a three-year graded vesting schedule on each of the first three anniversaries of the grant date, generally subject to the NEO's continued service through the applicable vesting date.

[2] Number of Shares or Units of Stock That Have Not Vested – The units reflected in this column represent RSUs granted in February 2019 to Messrs. Boone and Boychuk that will vest in 2021, generally subject to the NEO's continued service through the applicable vesting date. This column also includes 30,765 RSUs granted to Mr. Wallace on August 2, 2018, and restricted stock granted to Messrs. Boychuk and Boone on September 4, 2018. Each of these awards are scheduled to vest on the third anniversary of the date of grant, generally subject to the NEO's continued service through the applicable vesting date.

[3] Market value of Shares or Units of Stock That Have Not Vested – The market values are based on the closing price of the Company's common stock as of December 31, 2020, the last trading day of 2020, of $90.75.

[4] Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested – The amounts reflected in this column represent performance units granted under the 2019-2021 and 2020-2022 LTIPs. The number of performance units shown is equal to the target number of performance units granted under the 2019-2021 LTIP cycle and the threshold number of performance units granted under the 2020-2022 LTIP cycle. These performance units are eligible to be earned and vest based on achievement of Company performance measures over the applicable performance period.

[5] Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested – The market values are based on the closing price of the Company's common stock as of December 31, 2020, the last trading day of 2020, of $90.75 per share.

2020 Option Exercises and Stock Vested Table

The table below presents the value of performance units, non-qualified stock options, RSUs and restricted stock that vested in 2020.

Name	Option Awards		Stock Awards	
	Shares Acquired on Exercise[1]	Value Realized on Exercise[2]	Shares Acquired on Vesting[3]	Value Realized on Vesting[4]
James M. Foote	—	—	236,176	20,451,805
Kevin S. Boone	—	—	4,469	385,529
Mark K. Wallace	—	—	55,802	4,515,855
Jamie J. Boychuk	—	—	6,667	551,916
Nathan D. Goldman	25,000	1,263,801	45,195	3,950,038

[1] Shares Acquired on Exercise – Reflects the number of shares acquired on the exercise of non-qualified stock options that were exercised by Mr. Goldman on August 11, 2020.

[2] Value Realized on Exercise – The value in this column reflects the number of non-qualified stock options exercised by Mr. Goldman, multiplied by the difference between the grant's exercise price of $24.99 and the Company's common stock price at the time of exercise on August 11, 2020 of $75.54 per share.

[3] Shares Acquired on Vesting – Shares acquired through stock awards include: (i) performance units that were paid out pursuant to the 2018-2020 LTIP; (ii) performance units that vested for Mr. Foote on October 25, 2020; (iii) RSUs that vested in February 2020 pursuant to the 2017-2019 LTIP; and (iv) restricted stock that vested for Mr. Wallace on March 29, 2020, Mr. Boychuk on May 26, 2020, and for Mr. Boone on October 1, 2020. Messrs. Foote, Boone and Boychuk did not receive awards under the 2017-2019 LTIP as they were not employed with CSX at the time of grant.

[4] Value Realized on Vesting – The values in this column reflect: (i) the number of performance units paid out pursuant to the 2018-2020 LTIP cycle multiplied by $87.64, the closing price of the Company's common stock on January 22, 2021, the date the performance units were paid out; (ii) for Mr. Foote, it also include the value of his performance unit award that vested on October 25, 2020, which is based on the number of performance units paid out pursuant to the 2017-2019 LTIP cycle multiplied by $81.29, the closing price of the Company's common stock on October, 23, 2020; and (iii) the aggregate number of shares of restricted stock and RSUs that vested in 2020 multiplied by the closing price of CSX common stock on the applicable vesting date.

2020 Pension Benefits Table

As described below, CSX maintains closed defined benefit pension plans (qualified and non-qualified) under which the NEOs are eligible for benefits.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefits[1]	Payments During Last Fiscal Year
James M. Foote	Qualified CSX Pension Plan	3.250	$ 96,169	
	Nonqualified Special Retirement Plan	3.250	$1,226,955	
Kevin S. Boone	Qualified CSX Pension Plan	3.333	$ 71,880	
	Nonqualified Special Retirement Plan	3.333	$ 148,754	
Mark K. Wallace	Qualified CSX Pension Plan	3.833	$ 95,948	
	Nonqualified Special Retirement Plan	3.833	$ 377,510	
Jamie J. Boychuk	Qualified CSX Pension Plan	3.667	$ 78,962	
	Nonqualified Special Retirement Plan	3.667	$ 159,087	
Nathan D. Goldman	Qualified CSX Pension Plan	17.583	$ 447,571	
	Nonqualified Special Retirement Plan	17.583	$ 661,970	

[1] For each of the NEOs, pension benefits accrue based on a "cash balance" formula. Under the cash balance formula, benefits are expressed in the form of a hypothetical account balance. For each month of service, the NEO's account is credited with a percentage of the participant's pay for that month. The percentage of pay credited is determined based on the participant's age and years of service.

2020 Non-qualified Deferred Compensation Table

The following table presents a summary of 2020 contributions made under the Executives' Deferred Compensation Plan, as well as associated 2020 earnings, distributions and year-end balances. Two types of deferrals are represented below: cash and CSX stock deferrals. Cash deferrals include deferred portions of an NEO's base salary and short-term incentive payments. CSX stock deferrals include deferred portions of compensation payable in the form of CSX common stock.

Name	Executive Contributions Last Fiscal Year[1]	Registrant Contributions Last Fiscal Year[2]	Aggregate Earnings Last Fiscal Year[3]	Aggregate Withdrawals/ Distributions Last Fiscal Year	Aggregate Balance Last Fiscal Year End
James M. Foote	75,000	33,789	66,800	—	419,113
Kevin S. Boone	11,425	6,665	485	-141,746	35,728
Mark K. Wallace	15,925	9,290	9,478	—	58,523
Jamie J. Boychuk	—	—	—	—	—
Nathan D. Goldman	12,925	7,539	4,777	—	95,751

[1] Executive Contributions in Last Fiscal Year – The values in this column reflect salary deferred by the NEOs in 2020 under the EDCP. These amounts are also included in the Salary column of the *Summary Compensation Table*.

[2] Registrant Contributions in Last Fiscal Year – Company contributions in 2020 are also reported in the All Other Compensation column of the *Summary Compensation Table*.

[3] Aggregate Earnings in Last Fiscal Year – Earnings on cash deferrals include the total gains and losses credited in 2020 based on participant investment elections.

Potential Payouts Under Change-of-Control Agreements

The following table presents the severance benefits to which each of the NEOs would be entitled as of December 31, 2020, under his Change-of-Control Agreement upon the hypothetical termination of employment following a change-of-control: (i) by CSX other than for cause or disability; (ii) by the NEO for good reason; or (iii) upon a constructive termination. The definitions of "change of control", "cause", "disability", "good reason" and "constructive termination" are set forth in the Change-of-Control Agreements. No payments have been made to any NEO pursuant to the Change-of-Control Agreements.

Name	Severance[1]	Pro-Rata Bonus Payment[2]	Equity[3]	Welfare Benefit Values[4]	Outplacement Benefits	Aggregate Payments
James M. Foote	9,717,500	1,500,000	44,499,647	22,392	40,000	55,779,539
Kevin S. Boone	2,698,475	320,625	6,411,362	79,189	40,000	9,549,651
Mark K. Wallace	3,124,550	371,250	13,883,410	79,452	40,000	17,498,662
Jamie J. Boychuk	2,840,500	337,500	5,868,881	78,576	40,000	9,165,457
Nathan D. Goldman	2,840,500	337,500	11,818,524	56,736	40,000	15,093,260

[1] Severance – Represents a cash severance payment equal to 2.99 times the sum of the NEO's annual base salary and "target bonus".

[2] Pro-rata Bonus Payment – Represents the annual bonus that would have been payable based upon the NEO's Target Incentive Opportunity and the plan's payout percentage (75% of target for 2020, as described above). Because the hypothetical termination is occurring on the last day of the year, the amount in the table is not prorated.

[3] Equity – Represents the value of outstanding equity awards that would vest in connection with the transaction, including LTIP performance units based on 100% attainment of target levels under the 2018-2020, 2019-2021 and 2020-2022 LTIPs and the closing price of the Company's common stock on December 31, 2020 of $90.75 per share.

[4] Welfare Benefit Values – Estimated values associated with the continuation of medical, prescription, dental, disability, employee life, group life, accidental death and travel insurance for three years post-termination following a change-of-control.

Benefits Provided Following a Change-of-Control

Each Change-of-Control Agreement provides that for a period of three years after a change-of-control (or, if later, 12 months following the final decision by an agency of a regulated business combination) (the "Employment Period"), CSX is required to:

- Pay the executive an annual base salary that is at least equal to the highest base salary payable to the executive in the 12-month period immediately preceding the Employment Period (although certain reductions in salary that are also applicable to similarly-situated Company executives may be permitted);

- Provide the executive with an opportunity to earn an annual incentive payment at a minimum, target and maximum level that is not less favorable than the executive's opportunity to earn such annual incentives prior to the Employment Period (although certain reductions also applicable to similarly-situated Company executives may be permitted); and

- Ensure the executive is eligible to participate in incentive, retirement, health and group benefits and other retirement–related benefit plans and to benefit from paid vacation and other policies of CSX and its affiliates, on a basis not less favorable than the benefits generally available to the executive before the Employment Period (or the benefits generally available to other executives at any time after the beginning of the Employment Period, whichever is more favorable).

Benefits Provided if the NEO's Employment is Terminated Following a Change-of-Control

Each Change-of-Control Agreement provides that CSX will pay to the NEO the severance benefits described below if, during the Employment Period, CSX terminates the NEO's employment other than for cause or disability, if the NEO resigns for good reason or upon a constructive termination (as such terms are defined in the Change-of-Control Agreements). An NEO whose employment is terminated without cause in anticipation of a change-of-control is also entitled to the following benefits.

Cash Severance Payment—A lump sum cash severance payment equal to the sum of the following:

- NEO's "annual bonus" based upon the NEO's target incentive opportunity and the plan's achievement percentage pro-rated for the number of days in the calendar year prior to a termination of employment; and

- 2.99 times the sum of the NEO's annual base salary and the NEO's "target annual bonus".

Medical and Other Group Benefits—The equivalent of continued medical and life insurance and other health and group benefits coverage for three years after termination of employment at a level at least as favorable as the benefits provided to the NEO during the Employment Period (or the benefits then generally available to other executives, whichever is more favorable).

Outplacement—Outplacement services at a cost to CSX not to exceed $40,000.

Other Change-of-Control Benefits

Pursuant to the terms of the Stock Plans, in the event of a termination of employment (i) by CSX without cause; (ii) by the NEO for good reason, in either case, within three years following a change of control:

- Performance-based equity awards are deemed earned at target levels and cancelled in exchange cash payment equal to the fair market value of a share multiplied by the shares subject the awards at target levels;

- RSUs and unvested stock options are cancelled in exchange for a cash payment equal to the fair market value of a share, minus the exercise price, if applicable, multiplied by the number of shares subject to the award; and

- Restricted stock vests in full.

Impact of a Change-of-Control on Deferred Compensation (EDCP) and Retirement Plan Benefits

In accordance with the terms of the EDCP, distribution of the entire account balance shall be made to participants upon a change-of-control (as defined in the EDCP). The Special Retirement Plan also contains certain change-of-control provisions.

No Tax Gross-Ups for Excess Parachute Payments

The Company does not provide gross-up payments for excess parachute excise taxes. Rather, the Change-of-Control Agreements provide that the Company will provide the best-net-benefit, meaning that to the extent an NEO would have a higher net after-tax benefit if his or her payments were reduced so as to avoid excise taxes due to an excess parachute payment, the payments will be automatically adjusted downward to prevent an excess parachute payment. No amounts are reduced in any of the tables to give effect to any such reduction.

Post-Employment Compensation - Termination Without Cause by the Company or by the Executive for Good Reason (Other than in connection with a Change-of-Control)

The following table presents the severance benefits to which each of the NEOs would be entitled as of December 31, 2020, under the applicable severance arrangement assuming the NEO was terminated "without cause" by the Company or by the executive for "good reason."

Name	Severance[1]	Stock Awards[2]	Option Awards[2]	Non-Equity Incentive Plan Compensation[3]	Other Compensation[4]	Total Compensation Payable
James M. Foote	6,500,000	23,916,074	20,583,573	1,500,000	59,464	52,559,111
Kevin S. Boone	118,750	1,755,983	2,970,212	320,625	58,599	5,224,169
Mark K. Wallace	2,090,000	5,837,914	5,922,820	371,250	78,484	14,300,468
Jamie J. Boychuk	125,000	1,947,207	2,188,696	337,500	58,548	4,656,951
Nathan D. Goldman	375,000	3,487,553	6,960,586	337,500	66,184	11,226,823

[1] Severance – Per their employment agreements, Messrs. Foote and Wallace would each receive two times his annual salary plus two times his target annual bonus. All other NEOs have their severance payment determined by the management employee severance pay schedule based on tenure. Under the management severance policy, Mr. Goldman would receive nine months' salary and Messrs. Boone and Boychuk would receive three months' salary.

[2] Stock and Option Awards – This includes a prorated amount of all outstanding equity awards as of December 31, 2020, except for Mr. Foote, who would receive his full award (not prorated) per his respective employment agreement. However, all equity would be settled according to each grant's original vesting schedule. All performance unit calculations in the table assume a target performance; however, actual vesting would be based on Company performance. All equity awards have been valued using the closing stock price on December 31, 2020 (the last trading day of 2020) of $90.75. The Option Awards have been calculated using the difference between the respective grant's exercise price and the closing stock price on December 31, 2020, multiplied by the prorated number of Options held by the NEO. The prorated Options would remain outstanding until the end of their originally scheduled term.

[3] Non-Equity Incentive Plan Compensation - Represents the annual bonus that would have been payable based upon the NEO's Target Incentive Opportunity and the plan's payout percentage (75% of target for 2020, as described above). Because the hypothetical termination is occurring on the last day of the year, the amount in the table is not prorated.

[4] Other Compensation – Each NEO would be eligible to receive outplacement and financial planning services not to exceed $40,000 and $12,000, respectively. In addition, each would also have the option to continue their medical and dental benefits if they elected to receive their severance as monthly installments over the period their monthly severance payments are made.

CEO Pay Ratio



As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), and Item 402(u) of Regulation S-K, the Company is providing the following information about the ratio of the annual total compensation of CSX's median employee and the annual total compensation of Mr. Foote. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

For 2020, the last completed fiscal year:

- The annual total compensation of the individual identified as the Company's median employee, other than the CEO, was $107,000.
- The annual total compensation of the CEO was $15,314,179.
- Based on this information, the ratio for 2020 of the annual total compensation of Mr. Foote to the annual total compensation of the median employee was 143 to 1.

The Company identified a new median employee as of year-end 2020. To identify the median employee, as well as to determine the annual total compensation of Mr. Foote, the following analysis occurred:

1. As of December 31, 2020, the Company's employee population consisted of approximately 19,300 employees.
2. The median employee was identified by using 2020 Medicare Wages for all individuals, excluding Mr. Foote, that were reflected in the Company's payroll records as reported to the Internal Revenue Service on Forms W-2 for 2020.
3. All employees who were full-time, part-time, or seasonal, including management and union, as well as furloughed employees who received any wages within the calendar year were included in the analysis. Employees from the Company's consolidated subsidiaries were also included. In accordance with SEC rules, all non-U.S. employees were excluded from the analysis. As of December 31, 2020, we employed 49 non-U.S. employees, all in Canada, which represented less than 1% of our overall employee population.
4. Annualized compensation was determined for any full or part-time employees who were employed at year-end but did not work for the Company the entire fiscal year, including those who were furloughed for part of the year. No cost of living or other adjustments were made to compensation.
5. The use of Medicare Wages is a consistently applied measure that includes all forms of taxable compensation, which we believe is most representative of the Company's employee base since there are union and management workforces.
6. Once the median employee was identified, the Company determined the sum of all elements of such employee's compensation for 2020 in accordance with Item 402(c)(2)(x) of Regulation S-K, which resulted in annual total compensation of $107,000. The difference between such employee's base salary, wages, and overtime pay ($85,001) and the employee's total annual compensation was the value of the health care benefits for the employee and eligible dependents, which was $21,999.
7. The annual total compensation for Mr. Foote includes the amount reported in the "Total" column of the *Summary Compensation Table* included in this Proxy Statement, which was determined in accordance with Item 402(c)(2)(x) of Regulation S-K, plus the added value of his health care benefits, which was $7,464.

ITEM 3: Advisory (Non-Binding) Vote to Approve the Compensation of CSX's Named Executive Officers

In accordance with the Dodd-Frank Act and Section 14A of the Securities Exchange Act of 1934, CSX is providing shareholders with the opportunity to vote on a non-binding, advisory resolution to approve the compensation of the Company's NEOs, which is disclosed pursuant to Item 402 of Regulation S-K and described in the CD&A section, the accompanying compensation tables and the related narrative disclosures in this Proxy Statement. Accordingly, the following resolution will be submitted for a shareholder vote at the Annual Meeting:

> **"RESOLVED, that the shareholders of CSX Corporation (the "Company") approve, on an advisory (non-binding) basis, the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative disclosure in the Proxy Statement."**

The Company currently holds an advisory vote on the compensation of the Company's NEOs on an annual basis (in accordance with the results of the advisory shareholder vote held at the Company's 2017 Annual Meeting to determine the frequency of an advisory vote on NEO compensation), and will continue to hold the vote annually until the next frequency vote is held (which is not required until 2023).

As described in the CD&A, the Company's executive compensation program is designed to align executive pay with the Company's financial performance and the creation of sustainable long-term shareholder value. The compensation program is structured to provide a competitive level of compensation necessary to attract and retain talented and experienced executives and to motivate them to achieve short and long-term strategic goals. In order to align executive pay with the Company's financial performance and the creation of sustainable shareholder value, a significant portion of compensation paid to our NEOs is allocated to performance-based, long-term equity incentive awards. The Company makes compensation payout decisions based on an assessment of the Company's performance, as well as the performance of each NEO against goals that promote CSX's success by focusing on shareholders, customers, employees and the communities in which we operate.

Shareholders are urged to read the CD&A, the accompanying compensation tables and the related narrative disclosure in this Proxy Statement, which more thoroughly discuss the Company's compensation policies and procedures. The Compensation and Talent Management Committee and the Board believe that these policies and procedures are effective in implementing the Company's overall pay-for-performance compensation philosophy.

While this advisory vote is required by law, it will neither be binding on the Company, the Compensation and Talent Management Committee or the Board, nor will it create or imply any change in the fiduciary duties of, or impose any additional fiduciary duties on, the Company or the Board. The Board and the Compensation and Talent Management Committee will consider the outcome of the vote when developing future executive compensation programs. The Company currently intends to hold the next advisory (non-binding) vote to approve NEO compensation at its 2022 Annual Meeting, unless the Board modifies its policy of holding an advisory (non-binding) vote to approve the compensation of the Company's NEOs on an annual basis.

 The Board unanimously recommends that the shareholders vote **FOR** this proposal.

Equity Compensation Plan Information



The following table sets forth information about the Company's equity compensation plans as of December 31, 2020.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (in thousands)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (in thousands)[1]
Equity compensation plans approved by security holders	4,217	$60.88	12,470
Equity compensation plans not approved by security holders	0	0	—
TOTAL	4,217	$60.88	12,470

[1] The number of shares remaining available for future issuance under plans approved by shareholders includes 12,470,120 shares available for grant in the form of stock options, performance grants, restricted stock, RSUs, stock appreciation rights and stock awards pursuant to the 2019 Stock Plan.



Ownership of our Stock

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth, as of March 8, 2021, the beneficial ownership of CSX common stock by each director, director nominee and NEO, and the directors and executive officers of the Company as a group. The business address of each of the Company's directors and executive officers is CSX Corporation, 500 Water Street, Jacksonville, Florida 32202.

Name of Beneficial Owner[1]	Amount of Beneficial Ownership	Shares for which Beneficial Ownership can be Acquired within 60 Days	Total Beneficial Ownership	Percent of Class[2]
Donna M. Alvarado	119,813	—	119,813	*
Thomas P. Bostick	1,910	—	1,910	*
James M. Foote	184,313	567,235	751,548	*
Steven T. Halverson	96,846	—	96,486	*
Paul C. Hilal[3]	2,521,735	—	2,521,735	*
John D. McPherson	123,087	—	123,087	*
David M. Moffett	19,599	—	19,599	*
Linda H. Riefler	18,257	—	18,257	*
Suzanne M. Vautrinot	4,168	—	4,168	*
James L. Wainscott	1,910	—	1,910	*
J. Steven Whisler	55,887	—	55,887	*
John J. Zillmer	157,217	—	157,217	*
Kevin. S. Boone	18,754	37,444	56,198	*
Jamie J. Boychuk	21,106	36,080	57,186	*
Nathan D. Goldman	95,787	133,807	229,594	*
Mark K. Wallace	62,910	156,409	219,319	*
All current executive officers and directors as a group (a total of 18)	3,567,246	1,012,191	4,579,437	*

[1] Except as otherwise noted, the persons listed have sole voting power as to all shares reported, including shares held in trust under certain deferred compensation plans, and also have investment power except with respect to certain shares held in trust under deferred compensation plans, investment of which is governed by the terms of the trust.

[2] Based on 759,495,860 shares outstanding on March 8, 2021. An asterisk (*) indicates that ownership is less than 1% of class.

[3] By virtue of ultimately controlling the managing member of Mantle Ridge GP LLC, the general partner of Mantle Ridge LP, which is in turn the sole member of both MR S and P Index Annual Reports LLC and MR Argent Advisor LLC, and MR Employee Incentive Pool LLC, which holds shares of the Issuer on behalf of certain employees of Mantle Ridge LP, and MR GP HoldCo MM LLC, which hold shares of the Issuer on behalf of Mr. Hilal and his trust, Mr. Hilal may be deemed to have the shared power to vote or direct the vote of the shares held by MR S and P Index Annual Reports LLC, MR Argent Advisor LLC, MR Employee Incentive Pool LLC and MR GP HoldCo MM LLC.

The following table sets forth information regarding the beneficial ownership of CSX common stock as of March 8, 2021 for each person known to us to be the beneficial owner of more than 5% of the outstanding shares of CSX common stock.

Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
BlackRock, Inc.[1] 55 East 52nd Street New York, NY 10055	47,701,700	6.2
Capital Research Global Investors[2] 333 South Hope Street Los Angeles, CA 90071	52,107,116	6.8
Capital World Investors[2] 333 South Hope Street Los Angeles, CA 90071	70,004,980	9.2
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	62,475,594	8.17

[1] As disclosed in its Schedule 13G/A filed on January 29, 2021.

[2] As disclosed in its Schedule 13G/A filed on February 16, 2021.

[3] As disclosed in its Schedule 13G/A filed on February 10, 2021.



Additional Information

Notice of Electronic Availability of Proxy Materials

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 7, 2021. This Proxy Statement and the 2020 Annual Report are available at www.proxyvote.com.

As permitted by rules adopted by the SEC, we are making our proxy materials available to our shareholders electronically via the Internet. We have mailed many of our shareholders a Notice containing instructions on how to access this Proxy Statement and the 2020 Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and the 2020 Annual Report. The Notice also instructs you on how you may submit your voting instructions over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice.

Annual Report on Form 10-K

The 2020 Annual Report (without exhibits) is available on *www.csx.com*. The 2020 Annual Report (with exhibits) is also available on the website maintained by the SEC *(www.sec.gov)*. The information on or accessible through our website is not part of this Proxy Statement. You may submit a request for a printed version of the 2020 Annual Report in one of the following manners:

- Send your request by mail to CSX Corporation, Shareholder Relations, 500 Water Street, Jacksonville, Florida 32202; or
- Call CSX Shareholder Relations at (904) 359-3256.

March 24, 2021

By Order of the Board of Directors

Nathan D. Goldman

Nathan D. Goldman
Executive Vice President-Chief Legal Officer
and Corporate Secretary

Other Matters

Neither the Board nor management intends to bring before the Annual Meeting any business other than the matters referred to in the Notice of Meeting and this Proxy Statement. If any other matters are properly brought before the Annual Meeting, or any adjournment thereof, the persons appointed in the accompanying proxy will vote the shares represented thereby in accordance with their best judgment.

Householding of Proxy Materials

The SEC's rules permit companies and intermediaries (e.g., brokers, banks and other nominees) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single proxy statement addressed to those security holders. This process, which is commonly referred to as householding, potentially means extra convenience for security holders and cost savings for companies.

As in prior years, a number of brokers with account holders who are CSX shareholders will be householding our proxy materials. As indicated in the notice previously provided by these brokers to CSX shareholders, a single copy of the proxy materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from an affected shareholder. Once you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. Shareholders who participate in householding continue to receive separate proxy cards, voting instructions or notices of internet availability, as applicable, which will allow each individual to vote independently.

If you are a registered shareholder currently participating in householding and wish to receive a separate copy of the proxy materials, or if you would like to opt out of householding for future deliveries of your annual proxy materials, please contact us at CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, Florida 32202, or by telephone at (904) 359-3256. If a separate copy of this Proxy Statement and the 2020 Annual Report is requested for the Annual Meeting, it will be mailed promptly following receipt of the request.

A street name shareholder who received a copy of the proxy materials at a shared address may also request a separate copy of the Proxy Statement and the 2020 Annual Report by contacting us at CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, Florida 32202, or by telephone at (904) 359-3256.

Street name shareholders sharing an address who received multiple copies of the annual proxy materials and wish to receive a single copy of these materials in the future should contact their broker, bank or other nominee to make this request. If you would like to opt out of householding for future deliveries of your annual proxy materials, please contact your broker, bank or other nominee.

Annual Meeting
Questions & Answers



Q: What is the purpose of the Annual Meeting?

A: At the Annual Meeting, shareholders will act upon the matters outlined in the Notice of Annual Meeting of Shareholders above, including the election of the 11 director nominees named in this Proxy Statement, the ratification of the appointment of EY as the Independent Registered Public Accounting Firm of CSX for 2021 and the consideration of an advisory (non-binding) vote on compensation for our Named Executive Officers.

Q: How can I participate in the Annual Meeting?

A: This year, CSX will host its virtual Annual Meeting at 10:00 a.m. (EDT) on Friday, May 7, 2021. There will be no physical location for shareholders to attend. Shareholders may participate online at *www.virtualshareholdermeeting.com/CSX2021*. The Annual Meeting will begin promptly at 10:00 a.m. (EDT). We encourage you to access the Annual Meeting prior to the start time. Online access will be available beginning at 9:45 a.m. (EDT).

To participate in the Annual Meeting, including to vote your shares electronically and submit questions during the Annual Meeting, you will need the 16-digit control number included on your proxy card or on your Notice. Even if you plan to participate in the Annual Meeting, we recommend that you vote by proxy prior to the Annual Meeting so that your vote will be counted if you later decide not to participate in the Annual Meeting.

The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome and Safari) and devices (desktops, laptops, tablets and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong internet connection wherever they intend to participate in the Annual Meeting.

Q: How can I submit a question?

A: If you would like to submit a question, you may do so before or during the Annual Meeting. If you would like to submit your question any time before the start of the meeting, you may log in to *www.proxyvote.com* and enter your 16-digit control number. Once past the login screen, click on "Question for Management," type in your question, and click "Submit." Alternatively, if you would like to submit your question during the Annual Meeting, you may log in to the virtual meeting website at *www.virtualshareholdermeeting.com/CSX2021* using your 16-digit control number, type your question into the "Ask a Question" field, and click "Submit," or call 1-877-328-2502.

We do not place restrictions on the type or form of questions that may be asked; however, we reserve the right to edit or reject redundant questions or questions that we deem profane or otherwise inappropriate. During the live Q&A session of the Annual Meeting, we will answer questions as they come in and address those asked in advance, as time permits. Shareholders will be limited to one question each unless time otherwise permits.

Q: What is the benefit of a virtual meeting?

A: The Board believes that a virtual meeting format will provide the opportunity for full and equal participation by all shareholders, from any location around the world, while substantially reducing the costs associated with hosting an in-person meeting. Additionally, a virtual meeting format reduces health and safety risks associated with the ongoing COVID-19 pandemic to our officers, directors, employees and shareholders.

In order to encourage shareholder participation and transparency, CSX will:

- provide shareholders with the ability to submit appropriate questions in advance of the Annual Meeting to ensure thoughtful responses from management and the Board;
- provide shareholders with the ability to submit appropriate questions in real-time during the Annual Meeting through the virtual meeting website;
- provide management with the ability to answer as many questions as possible in accordance with the meeting rules of conduct in the time allotted for the Annual Meeting without discrimination; and
- publish all appropriate questions submitted in accordance with the Annual Meeting rules of conduct with answers following the Annual Meeting, including those not addressed directly during the Annual Meeting.

CSX has considered concerns raised by investor advisory groups and other shareholder rights advocates that virtual meetings may diminish stockholder voice or reduce accountability. Accordingly, we have designed our virtual meeting format to enhance, rather than constrain, shareholder access, participation and communication. CSX believes its virtual meeting will afford a greater number of our shareholders the opportunity to participate in the Annual Meeting while (i) still affording participants the same rights they would have had at an in-person meeting, (ii) substantially reducing the time and expense associated with holding an in-person meeting and (iii) substantially reducing the health and safety risks in connection with the ongoing COVID-19 pandemic.

Q: What if I have technical difficulties or trouble accessing the virtual meeting?

A: We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the Virtual Shareholder Meeting log-in page or at *www.proxyvote.com*. Technical support will be available starting at 9:00 a.m. EDT on May 7, 2021.

Q: Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

A: In accordance with rules adopted by the SEC, we may furnish proxy materials, including this Proxy Statement and our 2020 Annual Report, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Most shareholders will not receive printed copies of the proxy materials unless requested. Instead, the Notice, which was mailed to most of our shareholders, instructs you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice.

Q: How do I get electronic access to the proxy materials?

A: The Notice provides you with instructions on how to:

- view CSX's proxy materials for the Annual Meeting on the Internet; and
- instruct CSX to send future proxy materials to you electronically by email.

Choosing to receive your future proxy materials by email will save us the cost of printing and mailing documents to you and will reduce the impact of the printing and mailing of these materials on the environment. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until terminated.

Q: Who is soliciting my vote?

A: The Board of Directors is soliciting your vote on the matters being submitted for shareholder approval at the Annual Meeting. The Company will pay the costs of preparing proxy materials and soliciting proxies, including the reimbursement, upon request, of trustees, brokerage firms, banks and other nominee record holders for the reasonable expenses they incur to forward proxy materials to beneficial owners. In addition to using mail, proxies may be solicited in person, by telephone or by electronic communication by officers and employees of the Company acting without special compensation.

Q: Who is entitled to vote?

A: Only shareholders of record at the close of business on March 8, 2021 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting or any adjournments or postponements thereof, unless a new record date is set in connection with any such adjournments or postponements. On March 8, 2021, there were issued and outstanding 759,495,860 shares of CSX common stock, the only outstanding class of voting securities of the Company.

Q: How many votes do I have?

A: You will have one vote for every share of CSX common stock you owned at the close of business on the Record Date.

Q: How many shares must be present to hold the Annual Meeting?

A: The Company's bylaws provide that a majority of the outstanding shares of stock entitled to vote constitutes a quorum at any meeting of shareholders. If a share is represented for any purpose at the Annual Meeting, it is deemed to be present for the transaction of all business. Abstentions and shares held of record by a broker, bank or other nominee that are voted on any matter are included in determining the number of shares present.

Shares held by a broker, bank or other nominee that are not voted on any matter at the Annual Meeting ("broker non-vote") will not be included in determining whether a quorum is present.

Your vote is important and we urge you to vote by proxy even if you plan to participate in the Annual Meeting.

Q: What are the vote requirements for each proposal?

A: Election of Directors. In an uncontested election, a director is elected by a majority of votes cast for his or her election by the shares entitled to vote at a meeting at which a quorum is present. In accordance with the Company's Corporate Governance Guidelines, in an uncontested election, any incumbent director nominated for re-election as a director who is not re-elected in accordance with the Company's bylaws is required to promptly tender his or her resignation for consideration following certification of the shareholder vote. For more information on the procedures in these circumstances, see *Principles of Corporate Governance*.

Other Proposals. The proposal to ratify the appointment of EY as the Company's Independent Registered Public Accounting Firm for 2021 (Item 2) and the proposal to approve, on an advisory (non-binding) basis, of the compensation of the Company's NEOs (Item 3) will be approved if the votes cast in favor of the proposal exceed the votes cast against the proposal.

Abstentions are not considered votes cast on any proposal and will have no effect on the outcome of the vote for Items 1, 2, or 3. "Broker non-votes" are not considered votes cast on Items 1 or 3, and will have no effect on the outcome of the vote. Brokers will have discretionary voting power regarding Item 2 in the event that beneficial owners, who own their shares in "street name," do not provide voting instructions regarding Item 2.

Q: How do I vote?

A: To vote by proxy, you must do one of the following:

Vote by Internet. If you are a shareholder of record, you can vote your shares via the Internet 24 hours a day by following the instructions in the Notice. The website address for Internet voting is indicated in the Notice. If you are a beneficial owner, or you hold your shares in "street name" (that is, through a bank, broker or other nominee), please check your voting instruction card or contact your bank, broker or nominee to determine whether you will be able to vote via the Internet.

Vote by Telephone. If you are a shareholder of record, you can vote your shares by telephone 24 hours a day by calling 1-800-690-6903 on a touch-tone telephone. Easy-to-follow voice prompts enable you to vote your shares and confirm that your instructions have been properly recorded. If you are a beneficial owner, or you hold your shares in "street name," please check your voting instruction card or contact your bank, broker or nominee to determine whether you will be able to vote by telephone.

Vote by Mail. If you requested printed proxy materials and choose to vote by mail, complete, sign, date and return your proxy card in the postage-paid envelope provided if you are a shareholder of record or your voting instruction card if you hold your shares in "street name." Please promptly mail your proxy card or voting instruction card to ensure that it is received prior to the Annual Meeting.

To vote during the Annual Meeting, you must visit *www.virtualshareholdermeeting.com/CSX2021* at the time of the Annual Meeting and enter the 16-digit control number included on your proxy card or on your Notice. Even if you plan to participate in the Annual Meeting, we recommend that you vote by proxy as described above prior to the Annual Meeting so that your vote will be counted if you later decide not to participate in the Annual Meeting.

Q: Can I change my vote?

A: Yes. If you are a shareholder of record, you may change your vote or revoke your proxy any time before it is voted (i) by delivering written notice to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, Florida 32202, (ii) by timely delivering a later-dated signed proxy card or written revocation, or (iii) by a later vote via the Internet, by telephone or by voting at the Annual Meeting using the 16-digit control number included on your proxy card or your Notice. If you hold your shares in "street name," you should follow the instructions provided by your bank, broker or other nominee if you wish to change your vote.

Q: Will my shares be voted if I do not provide voting instructions to my broker?

A: If you hold your shares in "street name" through a bank, broker or other nominee, the bank, broker or other nominee is required to vote those shares in accordance with your instructions. If you do not give instructions to the banker, broker or other nominee, the bank, broker or other nominee will be entitled to vote your shares with respect to "discretionary" items but will not be permitted to vote your shares with respect to "non-discretionary" items (those shares are treated as "broker non-votes").

The proposal to ratify the appointment of EY as CSX's Independent Registered Public Accounting Firm for 2021 is considered a routine matter for which a bank, broker or other nominee will have discretionary voting power if you do not give instructions with respect to this proposal. The proposals to: (i) elect directors; and (ii) vote on an advisory (non-binding) resolution on executive compensation are non-routine matters for which a bank, broker or other nominee will not have discretionary voting power and for which specific instructions from owners who hold their shares in "street name" are required in order for a broker to vote your shares.

Q: What happens if I return my proxy card but do not give voting instructions?

A: If you are a shareholder of record and sign, date and return the proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board.

The Board unanimously recommends a vote:

1. **FOR** the election of the 11 director nominees named in this Proxy Statement;
2. **FOR** the ratification of the appointment of EY as CSX's Independent Registered Public Accounting Firm for 2021; and
3. **FOR** the approval, on an advisory (non-binding) basis, of the compensation of the Named Executive Officers as disclosed in these materials.

Q: What happens if other matters are properly presented at the Annual Meeting?

A: If any other matters are properly presented for consideration at the Annual Meeting, the persons named as proxies on the enclosed proxy card will have discretion to vote on those matters for you. On the date we filed this Proxy Statement with the SEC, the Board did not know of any other matters to be brought before the Annual Meeting.

Q: How are votes counted?

A: Votes are counted by an independent inspector of elections appointed by the Company.

Q: What happens if the Annual Meeting is postponed or adjourned?

A: Unless a new record date has been fixed, your proxy will still be in effect and may be voted at the reconvened meeting. You will still be able to change your vote or revoke your proxy with respect to any item until the polls have closed for voting on such item.

Q: What is the deadline for consideration of shareholder proposals for the 2022 Annual Meeting of Shareholders?

A: **Shareholder Proposals for Inclusion in Next Year's Proxy Statement.** A shareholder who wants to submit a proposal to be included in the proxy statement for the 2022 Annual Meeting must send the proposal to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, Florida, 32202, so that it is received on or before November 22, 2021, unless the date of the 2022 Annual Meeting is changed by more than 30 days from May 7, 2022, in which case the proposal must be received a reasonable time before the Company begins to print and mail its proxy materials for the 2022 Annual Meeting.

Shareholder Proposals or Director Nominees Not to be Included in Next Year's Proxy Statement. A shareholder who wants to nominate a director or submit a proposal that will not be in the proxy statement but will be considered at the 2022 Annual Meeting, pursuant to the CSX bylaws, must send notice and the required information to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, FL 32202, so that it is received no earlier than the close of business on January 6, 2022, nor later than the close of business on February 6, 2022, unless the date of the 2022 Annual Meeting is more than 30 days before or more than 70 days after May 7, 2022, in which case the nomination or proposal must be received no earlier than the 120th day prior to the date of the 2022 Annual Meeting and no later than the close of business on the later of the 90th day prior to the date of the 2022 Annual Meeting or the 10th day following the day on which the Company first publicly announces the date of the 2022 Annual Meeting.

Director Nominees for Inclusion in Next Year's Proxy Statement (Proxy Access). The Company's bylaws provide "proxy access" by allowing a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to submit director nominees (up to the greater of two directors or the number of directors representing 20% of the Board) for inclusion in the Company's proxy statement, subject to the other requirements set forth in the bylaws. To include a director nominee in the Company's proxy statement for the 2022 Annual Meeting, the proposing shareholder(s) must send notice and the required information to CSX Corporation, Office of the Corporate Secretary, 500 Water Street, C160, Jacksonville, Florida, 32202, so that it is received by November 22, 2021.

Q: Does the Board consider director nominees recommended by shareholders?

A: Yes. The Governance and Sustainability Committee of the Board will review recommendations as to possible nominees received from shareholders and other qualified sources. The Governance and Sustainability Committee will evaluate possible nominees received from shareholders using the same criteria it uses for other director nominees. Shareholder recommendations should be submitted in writing addressed to the Chair of the Governance and Sustainability Committee, CSX Corporation, 500 Water Street, C160, Jacksonville, Florida 32202, and should include a statement about the qualifications and experience of the proposed nominee. Shareholders who wish to nominate a director nominee should do so in accordance with the nomination provisions of the Company's bylaws. A shareholder nomination for the 2022 Annual Meeting must be delivered to the Company within the time periods described above and set forth in the Company's bylaws.

